As filed with the Securities and Exchange Commission on February 3, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CCBN.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7375 (Primary Standard Industrial Classification Code Number)	04-3468317 (I.R.S. Employer Identification No.)

200 Portland Street
Boston, Massachusetts 02114
(617) 850-7900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey P. Parker
Chairman of the Board and Chief Executive Officer
200 Portland Street
Boston, Massachusetts 02114
(617) 850-7900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Paul P. Brountas, Esq. Peter B. Tarr, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Stephen A. Riddick, Esq. Brobeck, Phleger & Harrison LLP 701 Pennsylvania Avenue Washington, DC 20004 Telephone: (202) 220-6000 Telecopy: (202) 220-5200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Series A common stock, par value $.001 per share	$57,500,000	$15,180

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes the estimated offering price attributable to the option to purchase shares granted to the underwriters to cover over-allotments.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2000
PROSPECTUS

              Shares
[CCBN.COM LOGO APPEARS HERE]

Series A Common Stock

            This is an initial public offering of shares of Series A common stock of CCBN.COM, Inc. Prior to this offering, there has been no public market for our shares.

           We have applied for quotation of our Series A common stock on the Nasdaq National Market under the symbol “CCBX.”

            Our business involves significant risks. These risks are described under the caption “Risk Factors” beginning on page      .

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to CCBN.COM	$	$

           The underwriters may also purchase from us up to an additional          shares of Series A common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

           The underwriters expect to deliver the shares in New York, New York on                       , 2000.

SG COWEN

DAIN RAUSCHER WESSELS

U.S. BANCORP PIPER JAFFRAY

WILLIAM BLAIR & COMPANY

                               , 2000.
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

INSIDE FRONT COVER GRAPHICS:

Description of gatefold artwork:

           The words “CCBN.COM’s financial information exchange” appear at the top of the gatefold. The CCBN.COM corporate logo appears in the middle of the gatefold. A circular arrow pointing in a clockwise direction surrounds the logo. At the 2:00 position on the circle, the word “Audience” appears; at the 6:00 position on the circle, the words “Corporate Services” appear; at the 10:00 position, the word “Content” appears. Positioned around each of these word sets are rectangular boxes representing screenshots taken from the Internet of CCBN.COM web-based products. Two screenshots are positioned around the word “Audience.” The first screenshot has the words “Corporate Disclosure — via AOL” written beneath it. The second screenshot has the words “[insert client name]—StreetEvents feed ” written beneath it. Four screenshots are positioned around the words “Corporate Services”. The first screenshot has the words “[insert client name]—conference call audio replay” written beneath it. The second screenshot has the words “[insert client name] —email alerts” written beneath it. The third screenshot has the words “[insert client name]— conference call live webcast ” written beneath it. The fourth screenshot has the words “[insert client name]—calendar of events” written beneath it. Two screenshots are positioned around the word “Content”. The first screenshot has the words “StreetEvents IR” written beneath it. The second screenshot has the words “StreetEvents Individual” written beneath it. A dialog box on the lower left edge of the circle states “CCBN.COM — enabling direct communications between public companies and the investment community.”

            “CCBN” is a trademark owned by us. This prospectus contains other trademarks, trade names and service marks of other companies which are the property of their respective owners.

           Our web site is located at www.ccbn.com. The information contained on our web site is not incorporated by reference into and is not a part of this prospectus.

            Until                      , 2000, all dealers that effect transactions in our Series A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

            The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including the consolidated financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading “Risk Factors.”

CCBN.COM, Inc.

           We are a leading provider of Internet-based solutions which enable direct communications between public companies and the investment community. We have designed our solutions to offer comprehensive and cost effective access to a wide variety of company-specific financial content, and to foster full disclosure of company information on a timely basis to institutional and individual investors. Our objective is to become the global standard for direct communications between public companies and the investment community by creating an online exchange for investment-related information.

           In recent years, interest in the U.S. securities markets has risen significantly, resulting in a growing number of active investors and increased demand for investment-related information. This growth has led to an increasingly competitive investment environment, in which individual and institutional investors face the challenge of effectively tracking and reacting to a wide range of investment-related information. Many individual investors suffer from limited access to much of this material information, making it more difficult for them to make informed investment decisions in a timely manner.

           At the same time, companies seek solutions which enable them to communicate more effectively with the investment community. A company’s stock price and its public image are increasingly influenced by factors outside the company’s control, including reports authored by third party analysts and widely accessible online chat services which allow investors to share information and opinions. As a result, effective dissemination of accurate, unedited financial information directly to investors is critical for many companies.

           We were formed in 1997 by Jeffrey P. Parker, the founder of First Call, to meet escalating demand for the timely exchange of information between public companies and investors. We offer new opportunities for companies and investors from around the world to exchange information directly in real-time and in a standardized format. By enabling direct communications among participants, we improve the flow of information to investors, and give companies direct exposure to a wider audience of potential investors. Through hosted applications on the Internet, we have created a central repository of company information that can be searched, retrieved and organized more efficiently than traditional information sources and can be delivered in more content-rich forms of media, such as audio and video communications.

           Our current offerings are designed to address specific needs of public companies and investors:

•
IR Online is our turnkey, outsourced communications solution through which we build, manage and host the investor relations section of a company’s web site and provide related services. More than 1,200 public companies currently subscribe to IR Online, including Akamai Technologies, Dell Computer, FleetBoston, Hershey Foods, and Sears.

•
StreetEvents is our comprehensive Internet-based portal for event information of interest to investors, the brokerage community and companies. Over 150 buy- and sell-side financial institutions currently subscribe to StreetEvents including AIM Funds, Alliance Capital, Goldman Sachs Asset Management and Salomon Smith Barney.

           In addition, as part of our strategy to reach individual investors, we recently entered into a relationship with America Online (AOL). As part of this relationship we will offer to approximately 50 million AOL, CompuServe and Netscape Netcenter users convenient access to company information on several co-branded web sites. We believe that aligning with market leaders such as AOL enhances the profile and attractiveness of our online information exchange.

           We were formed as a limited liability company in February 1997 and reorganized as a corporation in April 1999. Our principal executive offices are located at 200 Portland Street, Boston, Massachusetts 02114. Our telephone number is (617) 850-7900.

The Offering

Series A common stock we are offering	shares

Series A common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds for working capital
and other general corporate purposes, as well as capital
expenditures, expansion of our marketing and
distribution activities, product development and
potential acquisitions.

Proposed Nasdaq National Market symbol	CCBX

           The number of shares of Series A common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and assumes the conversion of all outstanding shares of Series B, Series C, Series D and Series E common stock and convertible preferred stock into Series A common stock. This number excludes 2,570,601 shares of Series A common stock issuable upon exercise of options outstanding as of December 31, 1999 with a weighted average exercise price of $1.57 per share and           additional shares of Series A common stock reserved under our stock plans as of                       , 2000, 1,596,650 additional shares of Series E convertible preferred stock issuable upon exercise of warrants outstanding as of December 31, 1999, which convert to warrants for 4,789,950 shares of Series A common stock, and assumes no exercise of the underwriters’ over-allotment option.

Assumptions That Apply to This Prospectus

            This offering is for               shares. The underwriters have a 30-day option to purchase up to               additional shares of Series A common stock from us to cover over-allotments. Some of the disclosures in this prospectus will be different if the underwriters exercise the over-allotment option. Unless we state otherwise, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option.

            Except where we state otherwise, the information we present in this prospectus reflects:

•	a three-for-one split of common stock effected as of , 2000;

•
the conversion of all outstanding shares of Series B, Series C, Series D and Series E common stock and convertible preferred stock into          shares of Series A common stock upon the closing of this offering; and

•	amendments to our certificate of incorporation and bylaws effective upon the closing of this offering.

           All references in this prospectus to “we,” “us,” “ours, ” “CCBN” and “CCBN.COM” are references to CCBN.COM, Inc. and our predecessor entity CCBN.COM, LLC.

            You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of Series A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

           The following summary consolidated financial data should be read in conjunction with our financial statements and related notes and with “Management ’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere in this prospectus. The statement of operations data for the period from inception (February 13, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 are derived from audited financial statements included elsewhere in this prospectus.

            Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of our Series B, Series C, Series D and Series E common stock and convertible preferred stock into shares of Series A common stock, as if the shares had converted immediately upon issuance.

	Period from February 13, 1997 through December 31, 1997	Fiscal Year Ended December 31,
		1998	1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$ 27	$ 1,582	$ 8,697
Operating expenses:
Cost of revenue	55	958	3,761
Sales and marketing	438	1,960	5,256
General and administrative	155	600	2,225
Research and development	197	368	806
Equity-related compensation	—	3	1,693
Amortization of intangible assets	—	—	425

Total operating expenses	845	3,889	14,166

Loss from operations	(818)	(2,307)	(5,469)
Interest income, net	2	33	76
Net loss	(816)	(2,274)	(5,393)
Deemed dividend on Series E preferred stock	—	—	(1,848)

Net loss attributable to common stockholders	$ (816)	$(2,274)	$(7,241)
Basic and diluted net loss per share	$(0.20)	$ (0.24)	$ (0.68)
Shares used in computing basic and diluted net loss per share	4,059	9,434	10,664
Unaudited pro forma basic and diluted net loss per share			$ (0.49)
Shares used in computing pro forma basic and diluted net loss per share (unaudited)			14,717

            The following table contains a summary of our consolidated balance sheet:

•	on an actual basis at December 31, 1999; and

•
on a pro forma as adjusted basis to reflect: (a) the conversion of all outstanding shares of our Series B, Series C, Series D and Series E common stock and convertible preferred stock into shares of Series A common stock upon the closing of this offering; and, (b) net proceeds from the sale of           shares of Series A common stock offered hereby at an assumed initial public offering price of $          per share.

	December 31, 1999
	Actual	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 3,202
Working capital	3,236
Total assets	14,714
Long-term capital lease obligation	193
Convertible preferred stock	12,889
Total stockholders’ equity (deficit)	(4,324)

RISK FACTORS

            You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

Risks Related to Our Operations

We have a history of losses and expect future losses.

            Since our formation in 1997, we have not been profitable on an annual or quarterly basis. We incurred net losses of $816,000, $2.3 million and $7.2 million for the period from February 13, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999. We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to incur significant operating expenses and make capital investments in our business. We may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. At December 31, 1999, we had an accumulated deficit of $10.3 million. We have financed our operations to date primarily through the sale of equity securities and borrowings.

Because we have a limited operating history, there is limited information upon which you can evaluate our business.

           We introduced IR Online in August 1997, and StreetEvents in November 1999. Accordingly, we have a limited operating history upon which you can evaluate our business. To date, substantially all of our revenues have resulted from sales of IR Online. In order to be successful, we must increase our revenues from subscription fees for IR Online and StreetEvents, add content and features to IR Online and StreetEvents and develop new service offerings. However, as an early participant in the new and rapidly evolving market for outsourced online business information services, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	attract more subscribers for our services;

•	expand our service offerings;

•	anticipate and adapt to changing technologies;

•	implement our sales and marketing initiatives, both domestically and internationally;

•	continue to develop relationships with more content and service providers;

•	attract, retain and motivate qualified personnel;

•	respond to actions taken by our competitors;

•	continue to build an infrastructure to effectively manage our anticipated growth; and

•	integrate acquired businesses, technologies, products and services.

           If we are unsuccessful in addressing these or similar risks or in executing our business strategy, our business, results of operations and financial condition would be materially and adversely affected.

Fluctuations in our operating results may negatively impact our stock price.

           Our revenue and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include:

•	demand for our services;

•	our ability to develop, market and introduce new and enhanced products and services on a timely basis;

•	the size and timing of both new and renewal subscriptions;

•	the number, timing and adoption of new services introduced by both us and our competitors;

•	our ability to add content and service providers;

•	the level of service and price competition;

•	price increases by our vendors;

•	the length and uncertainty of the sales cycle for our products and services;

•	uncertainty surrounding the vesting of AOL’s warrants to acquire shares of our capital stock and the market value of our capital stock when the AOL warrants vest;

•	changes in operating expenses; and

•	general conditions in the financial markets.

           A substantial portion of our operating expenses is related to personnel costs, sales and marketing programs and overhead, which cannot be adjusted quickly and are therefore relatively fixed in the short term. Our operating expenses are based, in significant part, on our expectations of future revenue on a quarterly basis. If actual revenue on a quarterly basis is below management ’s expectations, or if our expenses continue to exceed revenue, both gross margins and results of operations would be materially and adversely affected because a relatively small amount of our operating expenses varies with our revenue in the short term.

           Due to all of the foregoing factors and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the market price of our Series A common stock is likely to fall.

System failures could be harmful to our reputation by interrupting or delaying our ability to provide our Internet-based services.

           The continued and uninterrupted performance of our computer system is critical to our success. Any system failure that causes interruptions or delays in our ability to deliver our products and services to our clients, including failures that affect our ability to collect information from our corporate clients, could reduce client satisfaction and, if these failures are sustained, they could reduce the attractiveness of our products and services to companies and investors. We also face the risk of a security breach of our computer system which could disrupt the distribution of information.

            Our operations are dependent on our ability to protect our computer system against damage from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, a failure of our telecommunication providers to provide the data communications capacity in the time frame required by us for any reason could cause interruptions in the delivery of our products. Substantially all of our computer and communication hardware is located at facilities in Boston, Massachusetts and Cambridge, Massachusetts, and the loss of this hardware or the data it contains would cause us to be unable to operate our business for a substantial period of time. Unanticipated problems could interrupt or delay access to our Internet-based products. Although we carry general liability insurance, our insurance may not cover claims by dissatisfied subscribers or may not be adequate to indemnify us for any liability we may incur if we are sued. Any system failure, security breach or other damage could interrupt or delay our operations, damage our reputation and cause us to lose clients.

Our business would be materially and adversely affected if the emerging market for outsourced online business information services did not continue to grow.

           The market for outsourced business information services over the Internet has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Because the market for our services is new and rapidly evolving, it is difficult to predict with any assurance the growth rate, if any, and the ultimate size of this market. We cannot assure you that the market for our services will continue to develop or that our services will ever achieve market acceptance. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors, if our products and services do not achieve market acceptance, or if our pricing becomes subject to significant competitive pressures, our business, results of operations and financial condition would be materially and adversely affected.

           Our future results of operations will depend, in substantial part, on our ability to increase the market acceptance of our services. Public companies may be unwilling to outsource the investor relations portion of their website to us or to authorize us to include information about them in our database. This could adversely affect our ability to attract new clients for IR Online and for StreetEvents. If we are unable to increase the number of subscribers to IR Online, StreetEvents or future offerings, or to attract and retain content providers, our business, results of operations and financial condition could be materially and adversely affected.

The loss of any of our key personnel could have a material and adverse effect on our business.

           Our future success will depend, in substantial part, on the continued service of our senior management, including Jeffrey P. Parker, our Chief Executive Officer, Robert I. Adler, our President, Roland C. Beaulieu, our Chief Operating Officer, and key technical and sales personnel. The loss of the services of one or more of our key personnel could have a material and adverse effect on our business.

We are dependent on strategic distribution relationships and our business could be materially and adversely affected if we were to lose one of our strategic distributors.

           We have formed relationships with a number of third-party content distributors, including AOL, which are not currently generating significant revenue for us. We will depend on these strategic relationships for subscription revenue and revenue generated from the sale of advertisements on web sites that use our content. Our future results of operations will be affected by the extent to which users of these sites choose to view our content, and the extent to which these distributors are successful in selling advertisements associated with our content. AOL, or other strategic distributors, may not devote the resources necessary to successfully market our content. If we are unable to retain our strategic relationships and increase the utilization of our content by these distributors, our business, results of operations and financial condition could be materially and adversely affected.

           We may not be successful in entering into additional strategic content distribution relationships or additional relationships necessary to further develop our business. Any additional relationships, if entered into, may not be on terms favorable to us. Each of these distributors may offer services, either of their own or from our competitors, which are in one or more respects competitive with our services offerings. In addition, our strategic distributors have the right to terminate their agreements with us under various specified circumstances, in some circumstances on short notice without penalty. Furthermore, we may not be able to renew these agreements when they expire on acceptable terms. If we are unable to maintain our existing strategic distribution relationships or to enter into new strategic distribution relationships, our business, results of operations and financial condition could be materially and adversely affected. AOL may terminate our strategic relationship if we merge with or sell substantially all of our assets to an AOL competitor.

Our business could be materially and adversely affected by increased competition.

           The market for the distribution of business information over the Internet is intensely competitive and we expect competition to increase. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which would have a material and adverse effect on our business, results of operations and financial condition.

           We face direct and indirect competition from:

•	in-house investor relations, marketing, corporate communications and management information services departments;

•	investors who contact companies directly seeking investment-related information;

•	providers of investor relations services, including Direct Report, PR Newswire, Business Wire, Merrill Corporation, StockMaster and investment relations consulting firms;

•
providers of investor related event information, including C-call, through its subsidiary StreetFusion; the Investor Broadcast Network, through its service Vcall; and facsimile services such as Wall Street Calendar and First Fax;

•	large and well-established distributors of financial information, including Multex and Thomson Financial Services, through its subsidiaries First Call and Investext;

•	companies that provide investment research, including investment banks and brokerage firms, many of whom have their own web sites;

•	providers of either free or subscription research services on the Internet, including on-line discount brokers and finance portals;

•	services provided by some of our strategic distributors which are competitive in one or more respects with our service offerings; and

•	numerous prospective competitors which offer investment research-based services, including Standard & Poor’s, Value Line, Market Guide, Moody’s and Zacks Investment Research.

            We also face competition due to the fact that extensive company-specific information may be obtained, frequently without charge, from various public sources.

           We believe that our ability to compete successfully will depend upon a number of factors, many of which are outside of our control. These factors include:

•	our ability to sustain relationships with our corporate clients and content and service providers;

•	the timing and market acceptance of new services and enhancements to existing services developed by us and our competitors;

•	ease of use, performance, price, reliability, client service and support; and

•	sales and marketing efforts.

           Our competitors vary in size and in the scope and breadth of services they offer. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we do. This may enable them to respond more quickly to new or emerging technologies and changes in investor requirements, or to devote greater resources to the development, promotion and sale of their services than we can. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, subscribers, strategic partners and content providers. Our competitors may develop services that are equal or superior to the services offered by us or that achieve greater market acceptance than our services do. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective clients. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, which could materially and adversely affect our business, results of operations and financial condition.

Our business could be materially and adversely affected by a downturn in the equity markets and initial public offerings.

           We are dependent upon the continued demand for access to financial information, making our business susceptible to a downturn in the equity markets and initial public offerings. A downturn in the equity markets could decrease investor demand for financial information. A downturn in the market for initial public offerings could decrease the number of companies going public which may use IR Online. In addition, companies and financial institutions are continuing to consolidate, potentially decreasing the overall market for some of our offerings. These factors, as well as other changes in the equity markets and the market for initial public offerings could have a material and adverse effect on our business, results of operations and financial condition.

We are dependent on content and service providers and our business could be materially and adversely affected if we lost one or more significant content or service providers.

           Our future results of operations will depend upon our relationships with content providers whose data is used in our products and services. We also outsource some portions of our offerings to a group of service providers. Some of these relationships are not governed by written contracts and many of these relationships may be terminated by the provider on short notice without penalty. Some of our content providers compete with one another and, to some extent, with us for subscribers. None of the content providers are obligated to provide information exclusively to us. The loss of one or more significant content or service providers would decrease the information and services which we can offer our clients and could have a material and adverse effect on our business, results of operations and financial condition.

We must hire and retain skilled personnel in a competitive labor market.

            Qualified personnel are in great demand throughout the Internet industry. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, professional services personnel, software engineers and other senior personnel. Our failure to attract and retain the highly trained technical personnel that are integral to our direct sales, professional services and product development teams may limit the rate at which we can generate sales and develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

We may be subject to legal claims in connection with the content we distribute.

           As a distributor of online content, we face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement, violation of the securities laws and other claims based upon the reports and data that we publish. Computer failures may also result in incorrect data being published and distributed widely. In these and other instances, we may be required to engage in protracted and expensive litigation, which could have the effect of diverting management ’s attention and require us to expend significant financial resources. Our general liability insurance may not necessarily cover any of these claims or may not be adequate to protect us against all liability that may be imposed. Any claims or resulting litigation could have a material and adverse effect on our business, results of operations and financial condition.

Rapid growth in our future operations could strain our managerial, operational, technical and financial resources.

           We have experienced rapid growth in our operations. At December 31, 1999, we had a total of 142 employees, as compared to 60 employees at December 31, 1998 and 32 employees at December 31, 1997. We expect that the number of our employees will continue to increase for the foreseeable future. This rapid growth has placed, and our anticipated future growth will continue to place, a significant strain on our managerial, operational, technical and financial resources. Any future growth may require us, among other things, to:

•	expand and upgrade our hardware and software systems;

•	expand and improve our operational and financial procedures, systems and controls;

•	improve our financial and management information systems;

•	expand, train and manage a larger workforce; and

•	improve the coordination among our technical, sales and marketing, financial, accounting and management personnel.

           If we are unable to accomplish any of these objectives, our business, results of operations and financial condition could be materially and adversely affected.

Our business would be materially and adversely affected if we are not successful in establishing brand awareness for CCBN.COM and its specific product offerings.

           Our future success will depend, in part, on our ability to increase brand awareness of CCBN.COM and our specific product and service offerings. In order to build brand awareness we must succeed in our marketing efforts and provide high quality services. We intend to increase our marketing budget substantially as part of our brand-building efforts. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness, our business, financial condition and results of operations could be materially and adversely affected.

As we expand our international operations, we will face new business risks that we have not encountered previously.

            Historically, we have not derived significant revenue from sales to clients outside the United States. We expect to expand our international operations in the future. Given our limited experience in international markets, we cannot be sure that our international expansion will be successful. This expansion will require additional resources and management attention and could subject us to new regulatory, economic and political risk. These risks could reduce demand for our products and services, lower the prices at which we can sell our products and services, or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect us are:

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	the adoption of data privacy laws or regulations;

•	political and economic instability; and

•	currency risks.

Our failure to successfully integrate any future acquisitions could strain our managerial, operational and financial resources.

           We may pursue acquisitions of businesses, content providers, products or technologies that complement or expand our existing business. We evaluate potential acquisition opportunities from time to time, including those that could be material in size and scope. Acquisitions involve a number of risks, including the diversion of management’s attention from day-to-day operations to the assimilation of the operations and personnel of the acquired companies and the incorporation of acquired operations, customer lists, products or technologies. Acquisitions could also have a material and adverse effect on our business, results of operations or financial condition, and could result in dilutive issuances of equity securities, the incurrence of debt and the loss of key employees. In addition, many acquisitions are accounted for using the purchase method of accounting and, because most software-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges and charges for acquired research and development projects, which could have a material and adverse effect on our business, results of operations and financial condition. Future acquisitions, if any, may not be successfully completed or, if one or more acquisitions are completed, the acquired businesses, products or technologies may not generate sufficient revenue to offset the associated costs or other adverse effects.

If we cannot keep pace with the evolving standards of our industry and demands of our clients, we may be unable to enhance our existing services or introduce new services.

           The market in which we operate is characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements, and evolving client demands. These market characteristics are exacerbated by the emerging nature of the Internet and the electronic distribution of financial information. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the performance, features and reliability of our services in response to both evolving client demands and competitive service offerings. Our inability to successfully adapt to these changes in a timely manner could have a material and adverse effect on our business, results of operations and financial condition. Furthermore, we may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of new services. Any enhancements to existing services may fail to meet the requirements of our current and prospective clients and achieve any degree of significant market acceptance. If we are unable, for technological or other reasons, to develop and introduce new services or enhancements to existing services in a timely manner or in response to changing market conditions or client requirements, or if our services or enhancements contain defects or do not achieve a significant degree of market acceptance, our business, results of operations and financial condition could be materially and adversely affected.

Software defects could be costly for us to correct.

            Complex software such as the software we develop for our products may contain errors or defects, especially when first implemented, that may be costly to correct. Defects or errors also could result in downtime and our business could suffer significantly from potentially adverse client reaction, negative publicity and harm to our reputation.

Our success depends on our ability to protect our proprietary rights.

           Our success depends to a significant degree upon the protection of our proprietary technology. If we fail to protect our proprietary rights, other companies might copy our technology and introduce products or services which compete with ours, without paying us for our technology. This could have a material adverse effect on our business, operating results and financial condition. We have filed a patent application but we currently have no patents. We depend upon a combination of trademark laws, license agreements, non-disclosure and other contractual provisions to protect proprietary and distribution rights in our products. In addition, we attempt to protect our proprietary information through confidentiality and license agreements with our employees and others. Although we have taken steps to protect our proprietary technology, they may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection. Our intellectual property rights may not be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Moreover, the laws of other countries in which we market our products currently or in the future may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.

            Furthermore, third parties may claim that we have infringed their patents or other proprietary rights. From time to time we may be subject to claims by third parties in the ordinary course of our business, including claims of alleged infringement of the trademarks and other proprietary rights of third parties. Although there has not been any litigation against us relating to these claims to date, claims or litigation, should they occur, may subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, this litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to these claims or litigation unless we enter into agreements with the third parties responsible for these claims or litigation which may be unavailable on commercially reasonable terms.

Risks Related to the Internet Industry

If Internet usage does not continue to grow, we may not be successful.

           The Internet is relatively new and is rapidly evolving. Our business would be materially and adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including concerns relating to:

•	performance and reliability;

•	security and authentication; and

•	privacy.

           Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing client demands. To be successful, we must adapt to our rapidly changing market by continually enhancing our existing products and services and adding new products and services to address our clients’ changing demands. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. Our business, results of operation and financial condition would be materially and adversely affected if we incurred significant costs without generating additional revenues or if we cannot rapidly adapt to these changes.

If the Internet infrastructure is not adequately maintained, we may be unable to provide our products and services in a timely manner.

           Our future success will depend, in substantial part, upon the maintenance of the Internet infrastructure, including a reliable network backbone with the necessary speed, data capacity and security, and the timely development of enabling products, including high-speed modems, for providing reliable and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not continue to support the demands placed on it and, as a result, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise. These outages or delays could adversely affect the web sites of our contributors, subscribers or distributors. In addition, the Internet could lose its viability as a form of media due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. The infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium may not be developed or maintained. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could materially and adversely affect both the growth of Internet usage generally and our business, results of operations and financial condition in particular.

We may become subject to burdensome government regulation and legal uncertainties.

           The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation, apply to the Internet generally and the electronic distribution of investment research in particular. Legislation could dampen the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material and adverse effect on our business, results of operations and financial condition. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone service, some local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating on the Internet could increase substantially, potentially adversely affecting the growth in the use of the Internet. Further, due to the global nature of the Internet, it is possible that governments of various states, the United States or foreign countries might attempt to regulate our services or levy sales or other taxes on our activities. We cannot assure you that violations of local or other laws will not be alleged or charged by local, state, federal or foreign governments, that we might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future. Any of these developments could have a material and adverse effect on our business, results of operations and financial condition.

Risks Related to the Offering

There has been no prior public market for our Series A common stock.

            Prior to this offering, there has been no public market for our Series A common stock. We cannot predict the extent to which investor interest in our Series A common stock will lead to the development of an active trading market or how liquid that market might become. The market price of the Series A common stock may decline below the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market following the completion of this offering.

The market price of our shares may experience extreme price and volume fluctuations.

           The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our Series A common stock.

           The market price of our Series A common stock could be subject to significant fluctuations due to a variety of factors, including:

•	public announcements concerning us, our competitors, or the Internet industry;

•	fluctuations in operating results;

•	additions or departures of key personnel;

•	introductions of new products or services by us or our competitors;

•	general conditions in the financial markets;

•	changes in analysts’ earnings estimates; and

•	announcements of technological innovations.

            In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management’s attention and resources and have a material adverse effect on our business, results of operation and financial condition.

After this offering, our executive officers, directors and 5% or greater stockholders will still control all matters requiring a stockholder vote.

           We anticipate that our executive officers, directors and existing stockholders who each own greater than 5% of the outstanding Series A common stock before the closing of this offering and their affiliates will, in the aggregate, beneficially own approximately          % of our outstanding Series A common stock following the closing of this offering, or         % if the underwriters’ over-allotment option is exercised in full, assuming no exercise of outstanding options as of December 31, 1999. As a result, our executive officers, directors and 5% or greater stockholders will be able to exercise significant control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us.

We may spend a substantial portion of the net proceeds in ways with which you may not agree.

           We currently have no specific uses for a substantial portion of the net proceeds of this offering. Accordingly, investors in this offering will be relying on management’s judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds from this offering in ways with which you may not agree. Our failure to apply these funds effectively could have a material and adverse effect on our business, results of operations and financial condition.

Our corporate documents and Delaware law make a takeover of our company more difficult, which may limit the market price of our Series A common stock.

           Our charter and by-laws and Section 203 of the Delaware Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of CCBN or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our Series A common stock. AOL ’s right to terminate our strategic relationship if we merge with or sell substantially all of our assets to a competitor of AOL might discourage or prevent a change of control.

The future sale of shares of our Series A common stock may negatively affect our stock price.

           If our stockholders sell substantial amounts of our Series A common stock, including shares issuable upon the exercise of outstanding options and warrants in the public market following this offering, the market price of our Series A common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the closing of this offering, we will have outstanding               shares of Series A common stock. Of these shares, the               shares being offered in this offering will be freely tradeable. Our executive officers, directors, and substantially all of our stockholders have agreed that they will not sell, directly or indirectly, any Series A common stock without the prior written consent of SG Cowen Securities Corporation for a period of 180 days from the date of this prospectus. However, SG Cowen Securities Corporation may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements.

Investors in this offering will suffer immediate and substantial dilution.

            Investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options and warrants to purchase Series A common stock are exercised, there will be further dilution.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

            This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Series A common stock, you should be aware that the occurrence of the events described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations ” sections and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

USE OF PROCEEDS

           At the assumed initial public offering price of $          per share, we will receive approximately $              million from our sale of               shares of Series A common stock, net of estimated offering expenses and underwriting discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we will receive an additional $              million in net proceeds.

           The principal purposes of this offering are to increase our equity capital, create a public market for our Series A common stock under market conditions that we believe are favorable, facilitate future access by us to public equity markets and provide us with increased visibility in our markets. We currently estimate that $12.6 million of the net proceeds of this offering will be used to satisfy obligations to AOL. The balance of the net proceeds will be used for working capital and other general corporate purposes, as well as capital expenditures, expansion of our marketing and distribution activities, product development and potential acquisitions.

           Our management will have significant flexibility in applying the net proceeds of this offering. For example, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines. Although we are currently not subject to any agreement with respect to any potential acquisition, we have from time to time engaged in acquisition discussions with other parties. Pending any such uses of the proceeds of this offering, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

           We have never declared or paid any cash dividends on any series of our common stock or preferred stock, and we do not intend to pay cash dividends on our Series A common stock in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

CAPITALIZATION

           The following table sets forth our capitalization at December 31, 1999. The pro forma information gives effect to the conversion of all of our outstanding Series B, Series C, Series D and Series E common stock and convertible preferred stock as of December 31, 1999. The pro forma as adjusted information reflects the issuance and sale of the      shares of Series A common stock offered by us in this offering at an assumed initial public offering price of $     per share. The outstanding share information excludes:

•	2,570,601 shares of Series A common stock subject to outstanding options under our 1999 Incentive and Non-Statutory Stock Option Plan with a weighted average exercise price of $1.57 per share;

•
          additional shares of Series A common stock reserved for issuance under our 1999 Incentive and Non-Statutory Stock Option Plan, 2000 Outside Director Stock Option Plan and 2000 Employee Stock Purchase Plan; and

•	warrants for 1,596,650 shares of Series E preferred stock which convert to warrants for 4,789,950 shares of Series A common stock upon the closing of this offering.

This table should be read in conjunction with “Management ’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes and other financial data included elsewhere in this prospectus.

	December 31, 1999
	Actual	Pro Forma	Pro Forma As Adjusted
Capital lease obligation	$ 193,342	$ 193,342	$

Convertible preferred stock:
Series A convertible preferred stock; $0.01 par value; 562,500 shares authorized, 562,500 issued and outstanding actual (at liquidation value); none authorized, issued and outstanding pro forma and pro forma as adjusted	1,500,000	—	—
Series B convertible preferred stock; $0.01 par value; 344,043 shares authorized, 344,043 issued and outstanding actual (at liquidation value); none authorized, issued and outstanding pro forma and pro forma as adjusted	1,146,810	—	—
Series C convertible preferred stock; $0.01 par value; 41,544 shares authorized, 41,544 issued and outstanding actual (at liquidation value); none authorized, issued and outstanding pro forma and pro forma as adjusted	208,274	—	—
Series D convertible preferred stock; $0.01 par value; 891,314 shares authorized, 709,970 issued and outstanding actual (at liquidation value); none authorized, issued and outstanding pro forma and pro forma as adjusted	6,685,793	—	—
Series E convertible preferred stock; $0.01 par value; 1,804,630 shares authorized, 207,980 issued and outstanding actual (at liquidation value); none authorized, issued and outstanding pro forma and pro forma as adjusted	3,348,478	—	—

Total convertible preferred stock	12,889,355	—	—

Stockholder’s equity (deficit):
Series A common stock; $0.001 par value; 30,000,000 shares authorized, 11,436,573 issued and outstanding, actual; 17,980,755 shares issued and outstanding, on a pro forma basis, and shares issued and outstanding, on a pro forma as adjusted basis	11,437	17,980
Series B common stock; $0.001 par value; 192,093 shares authorized, 189,563 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	189	—	—
Series C common stock; $0.001 par value; 244,098 shares authorized, 196,565 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	196	—	—
Series D common stock; $0.001 par value; 204,047 shares authorized, 156,801 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	157	—	—
Series E common stock; $0.001 par value; 750,150 shares authorized, 420,966 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted	421	—	—
Additional paid-in-capital	15,933,957	28,817,732
Deferred compensation and other equity related charges	(9,928,634)	(9,928,634)
Accumulated deficit	(10,341,978)	(10,341,978)

Total stockholder’s equity (deficit)	(4,324,255)	8,565,100

Total capitalization	$ 8,758,442	$ 8,758,442

DILUTION

           Our pro forma net tangible book value at December 31, 1999 was $              million, or $          per share of Series A common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of Series A common stock outstanding as of December 31, 1999, after giving effect to the conversion of all outstanding shares of our Series B, Series C, Series D and Series E common stock and convertible preferred stock into               shares of Series A common stock.

            Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Series A common stock in this offering and the pro forma net tangible book value per share of Series A common stock immediately after the completion of this offering. After giving effect to our sale of           shares of Series A common stock in this offering at an assumed initial public offering price of $              per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at December 31, 1999 would have been $              million, or $          per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $          per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 1999	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

           If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value at December 31, 1999 would have been $              million, or $         per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $          per share and an immediate dilution to new investors of $          per share.

           The following table summarizes, on a pro forma basis, at December 31, 1999, after giving effect to the pro forma adjustments described above, the differences between the number of shares of Series A common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing shares of Series A common stock in this offering. The calculation below is based on an assumed initial public offering price of $          per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		%	$	%

            This discussion and table assume no exercise of any stock options outstanding at January 31, 2000. At January 31, 2000, there were options outstanding under our stock plans to purchase a total of           shares of Series A common stock with a weighted average exercise price of $     per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

           The following selected consolidated financial data should be read in conjunction with our financial statements and related notes and with “Management ’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere in this prospectus. The statement of operations data for the period from inception (February 13, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 has been derived from audited financial statements not included in this prospectus.

            Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of Series B, Series C, Series D and Series E common stock and convertible preferred stock into shares of Series A common stock, as if the shares had converted immediately upon issuance.

	Period from February 13, 1997 through December 31, 1997	Fiscal Year Ended December 31,
		1998	1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$ 27	$ 1,582	$ 8,697
Operating expenses:
Cost of revenue	55	958	3,761
Sales and marketing	438	1,960	5,256
General and administrative	155	600	2,225
Research and development	197	368	806
Equity-related compensation	—	3	1,693
Amortization of intangible assets	—	—	425

Total operating expenses	845	3,889	14,166

Loss from operations	(818)	(2,307)	(5,469)
Interest income, net	2	33	76

Net loss	(816)	(2,274)	(5,393)
Deemed dividend on Series E preferred stock	—	—	(1,848)

Net loss attributable to common stockholders	$ (816)	$(2,274)	$(7,241)
Basic and diluted net loss per share	$(0.20)	$ (0.24)	$ (0.68)
Shares used in computing basic and diluted net loss per share	4,059	9,434	10,664
Unaudited pro forma basic and diluted net loss per share			$ (0.49)
Shares used in computing pro forma basic and diluted net loss per share (unaudited)			14,717

	December 31,
	1997	1998	1999
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,112	$ 1,067	$ 3,202
Working capital (deficit)	618	(590)	3,236
Total assets	1,277	2,854	14,714
Long-term capital lease obligation	—	51	193
Convertible preferred stock	1,500	2,855	12,889
Total stockholders’ deficit	(814)	(3,085)	(4,324)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

           We are a leading provider of Internet-based solutions which enable direct communications between public companies and the investment community. We have designed our solutions to offer comprehensive and cost-effective access to a wide variety of company-specific financial content, and to foster full disclosure of company information on a timely basis to institutional and individual investors. Our objective is to become the global standard for direct communications between public companies and the investment community by creating an online exchange for investment-related information.

           We were formed by Jeffrey P. Parker, the founder of First Call, in February 1997 as a limited liability company and reorganized as a “C” corporation in April 1999. From February 1997 to August 1997, we were in the development stage, conducting research and developing our initial products. We launched IR Online in August 1997 and to date we have derived substantially all of our revenue from corporate clients for this service. We made a beta version of the StreetEvents web site available to selected users in February 1999 and we launched StreetEvents commercially in November 1999. StreetEvents has recently begun to generate subscription and distribution revenue. In December 1999, we entered into an agreement with AOL to provide content to and host two co-branded web sites on the AOL Personal Finance Channel, CompuServe, and Netscape Netcenter.

           In October 1999, we completed the acquisition of TalkPoint Communications, Inc. We acquired all of the outstanding shares of TalkPoint in exchange for 520,137 shares of our Series A common stock, $971,000 in cash and the assumption of liabilities of $800,000. The total purchase price was approximately $4.3 million and the acquisition was accounted for as a purchase business combination. The operational results of TalkPoint are included with our consolidated results beginning on the effective date of the acquisition.

           Our revenue totaled $27,000, $1.6 million and $8.7 million, and net loss totaled $816,000, $2.3 million and $7.2 million for the period from February 13, 1997 through December 31, 1997, and the years ended December 31, 1998 and 1999, respectively. During the eight quarters in the period ended December 31, 1999, we experienced increased revenue in each successive quarter, while incurring substantial net losses due to continued investment in our business.

           We sell IR Online and StreetEvents services through 12-month contracts, which renew automatically unless cancelled 90 days prior to expiration. We recognize revenue from subscription fees in the month in which the service is provided. One-time set up fees charged to clients are deferred and recognized over the client’s initial contract term. We sell additional services on an as-used basis and recognize these fees as the services are delivered. We anticipate that advertising revenue will be generated under our agreement with AOL and will be recognized as earned.

            Our operating expenses are classified into six general categories as described below:

•
Our cost of revenue includes: (a) salaries and other personnel-related costs for our client service personnel; (b) costs associated with services provided to our clients by outsourced vendors; (c) server hosting costs; (d) audio streaming costs; (e) fees paid for financial and market data included in our services; and (f) amortization of internally developed software in accordance with SOP 98-1.

•
Sales and marketing expenses consist primarily of: (a) salaries and other personnel-related costs; (b) commissions earned by sales personnel; (c) travel costs associated with selling efforts; (d) costs associated with marketing programs, including trade shows and seminars, public relations activities and new service launches; and (e) non-cash charges related to the equity investment by AOL. Commissions paid to sales personnel are deferred and recognized over the term of the contract.

•	General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, and other administrative personnel, and legal and professional costs.

•
Research and development expenses consist primarily of salaries and other personnel-related costs for technical personnel performing maintenance on existing software or research on projects which have not reached technological feasibility. Research and development costs are expensed as incurred.

•
Equity-related compensation expenses represent charges related to options granted to employees below fair value, performance-based options and restricted stock granted to employees, and the fair value of options and restricted stock granted to non-employees.

•	Amortization of intangible assets consists of the amortization of goodwill and other intangible assets resulting from the acquisition of TalkPoint.

           We have only a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets. Although we have experienced revenue growth in recent periods, there can be no assurance that such growth rates are sustainable, and therefore such growth rates should not be considered indicative of future operating results. There can also be no assurance that we will be able to attain profitability or, if profitability is achieved, that it can be sustained. We believe that period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance.

           We have experienced substantial net losses since our inception and, as of December 31, 1999, we had an accumulated deficit of $10.3 million. These net losses and accumulated deficit resulted from our lack of substantial revenue and the significant costs incurred in the development of our products and in the establishment of our sales and marketing organization. We expect to increase our expenditures in all areas in order to execute our business plan, particularly in sales and marketing. The planned increase in sales and marketing expenses will primarily result from the hiring of additional sales personnel and the expansion of marketing programs, including both cash and non-cash expenses associated with our relationship with AOL.

Recent Developments

           In December 1999, we sold 93,168 shares of Series E convertible preferred stock to AOL, one of our strategic partners. AOL also entered into a service agreement with us under which we have been granted preferred status as the provider of certain investment-related content to AOL subscribers. Links to our content will also be provided to CompuServe’s subscribers and users of Netscape Netcenter.

            Under the service agreement, we will pay AOL $14.1 million in carriage fees over the 40-month term of the agreement. We paid $1.5 million to AOL in December of 1999 and the terms provide for payments of $4.8 million, $3.9 million, and $3.9 million in the years ending December 31, 2000, 2001, and 2002. Upon our initial public offering, our payment schedule to AOL will be accelerated by one quarter. Carriage fees will be recognized as sales and marketing expense ratably over the term of the agreement. During that term, AOL has committed to provide us with significant promotional exposure in the form of impressions to the co-branded web sites we will host and manage on the AOL network. In addition, AOL has the right to sell advertisements on CCBN sites and co-branded sites within the AOL network. AOL will pay us a percentage of the advertising fees earned depending on the volume of advertising sold. We did not recognize any advertising revenue under this arrangement in the year ended December 31, 1999.

           As part of our strategic relationship, we granted AOL warrants to purchase additional shares of our Series E convertible preferred stock which vest based on gross revenue generated by advertising sold by AOL on CCBN sites. As of December 31, 1999, no warrants have vested. The fair value of the warrants will be calculated using the Black Scholes valuation model at the time the performance criteria are met and the warrants vest. The value of the vested warrants will be recognized as sales and marketing expense in the period the warrants become vested.

Results of Operations

           The following table sets forth results of operations data expressed as a percentage of revenue for the periods indicated:

	Fiscal Year Ended December 31,
	1998	1999
Revenue	100.0%	100.0%
Operating expenses:
Cost of revenue	60.6	43.2
Sales and marketing	123.9	60.4
General and administrative	37.9	25.6
Research and development	23.2	9.3
Equity-related compensation	0.2	19.5
Amortization of intangible assets	—	4.9

Total operating expenses	245.8	162.9

Loss from operations	(145.8)	(62.9)
Interest income, net	2.1	0.9

Net loss	(143.7)%	(62.0)%

Comparison of Fiscal Years Ended December 31, 1998 and 1999

            Revenue.    Our revenue increased 450% from $1.6 million in 1998, to $8.7 million in 1999. The change was due to the increase in the number of subscribers to IR Online from 509 at December 31, 1998 to 1,157 at December 31, 1999, and to a lesser extent, to increased sales of additional services to our existing clients. No single customer accounted for more than 2.0% of our revenue in 1998 or 0.5% in 1999.

            Cost of revenue.    Our cost of revenue increased 293% from $958,000, or 61% of revenue, in 1998 to $3.8 million, or 43% of revenue in 1999. The dollar increase was attributable to increases in client service personnel, outsourced vendor, server hosting, streaming audio, and data costs, and the amortization of internally developed software. The percentage of revenue decrease was due to the fact that our server hosting and client service personnel costs increased at a lower rate than our revenue.

            Sales and marketing.    Our sales and marketing expenses increased 168% from $2.0 million, or 124% of revenue, in 1998 to $5.3 million, or 60% of revenue, in 1999. The dollar increase was primarily attributable to an increase in sales commissions associated with higher IR Online sales, and to the hiring and development of our StreetEvents salesforce. To a lesser extent, the increase was related to an increase in travel costs associated with sales efforts, marketing programs, trade shows, and advertising. The decrease as a percentage of revenue was due to the predominantly fixed nature of our sales and marketing expenses, with the exception of sales commissions. We expect that sales and marketing expenses will continue to increase in absolute dollars to support sales and marketing programs for our existing services, international expansion, AOL carriage fees and expenses in connection with the vesting of performance-based warrants earned by AOL.

            General and administrative.    Our general and administrative expenses increased 271% from $600,000, or 38% of revenue, in 1998 to $2.2 million, or 26% of revenue, in 1999. The dollar increase primarily resulted from expenditures related to expansion of our administrative infrastructure, including newly hired personnel, and professional services. The decrease as a percentage of revenue was due primarily to the relatively fixed nature of our general and administrative expenses. We expect that general and administrative expenses will continue to increase in absolute dollars, as we continue to add personnel to support our expanding operations and incur additional costs related to the growth of our business.

            Research and development.    Our research and development expenses increased 119% from $368,000, or 23% of revenue, in 1998 to $806,000, or 9% of revenue, in 1999. The increase primarily resulted from salaries and personnel-related costs associated with newly hired technical personnel, particularly for StreetEvents. On January 1, 1999 we adopted Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. During 1999, $297,000 of internal software development costs was capitalized and is being amortized through cost of revenue over a 30 month period. We expect research and development expenses will continue to increase in absolute dollars as additional technical development personnel are added.

            Equity-related compensation.    In 1999, we recognized $1.7 million in equity-related charges resulting from grants of options and performance-based restricted stock to employees and non-employees. We incurred expenses of $788,000 in 1999 related to the issuance of stock options to employees. These employee options generally vest over periods of up to four years, which will result in additional compensation expense of approximately $6.1 million for periods ending subsequent to December 31, 1999. If all employee options vest in accordance with the original terms, we expect to incur charges of at least $2.2 million in 2000, $2.1 million in 2001, $1.7 million in 2002, and $127,000 in 2003. We incurred expenses of $905,000 in 1999 related to performance-based restricted stock and options granted to employees, and non-employee restricted stock and option grants. Performance-based and non-employee equity grants are variable and the expense to be recognized in future periods cannot be estimated and will be dependent on a number of variables including our stock price.

Comparison of the Period from February 13 (date of inception) through December 31, 1997 and the Fiscal Year Ended December 31, 1998

           Our revenue increased from $27,000 in 1997 to $1.6 million in 1998 due to the increase in the number of subscribers to IR Online from 64 at December 31, 1997 to 509 at December 31, 1998. During the same period our employees increased in all areas from 32 at December 31, 1997 to 60 at December 31, 1998. As a result, our operating expenses increased due to increases in personnel expenses, as well as increases in sales commissions, server hosting costs, administrative infrastructure costs and data costs.

Quarterly Results of Operations

           The following table presents our unaudited quarterly results of operations for the eight fiscal quarters ended December 31, 1999. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

	Quarter Ended
	March 31, 1998	June 30, 1998	September 30, 1998	December 31, 1998	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999
	(in thousands)
Revenue	$ 89	$268	$ 486	$ 739	$1,198	$1,840	$ 2,491	$ 3,168
Operating expenses:
Cost of revenue	101	147	252	458	472	787	1,103	1,399
Sales and marketing	360	455	524	621	708	1,183	1,569	1,796
General and administrative	106	132	161	201	384	390	757	694
Research and development	51	56	84	177	164	134	228	280
Equity-related compensation	—	2	1	—	278	134	385	896
Amortization of intangible assets	—	—	—	—	—	—	—	425

Total operating expenses	618	792	1,022	1,457	2,006	2,628	4,042	5,490

Loss from operations	(529)	(524)	(536)	(718)	(808)	(788)	(1,551)	(2,322)
Interest income, net	8	14	10	1	(8)	12	52	20

Net loss	$(521)	$(510)	$ (526)	$ (717)	$ (816)	$ (776)	$(1,499)	$(2,302)

           Our revenue has increased in each of the last eight quarters primarily due to the growth of our client base. Cost of revenue has also increased in absolute dollars over the periods presented, due primarily to an increase in the number of client service personnel and costs of outsourced vendors. Other operating expenses have grown primarily due to higher sales commissions, and additions of salaries and personnel-related costs. We believe these expenses will continue to grow as our client base expands.

           Our current expense levels are based, in part, on expectations of higher future revenue, and to a large extent, such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenue are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue in relation to our expectations would likely cause significant increases in our net loss for that period.

           A variety of factors, many of which are outside of our control, may affect our quarterly operating results. These factors include:

•	uncertainty regarding when we will incur, and the amount of, expenses resulting from the vesting of AOL warrants;

•	the evolution of the market for investor information;

•	market acceptance of our services;

•	our success and timing in developing and introducing new services and enhancements to existing services;

•	market entry by new competitors, and the introduction of products and services by existing competitors;

•	our ability to attract and retain employees;

•	changes in pricing policies by us or our competitors;

•	the length of our sales cycle; and

•	changes in client buying patterns.

           The foregoing factors, our limited operating history, and the undeveloped nature of the market for our services make predicting future revenue difficult. We believe that period-to-period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We cannot assure you that we will successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, we cannot assure you that our revenue will continue to grow or that we will become or remain profitable in the future.

Liquidity and Capital Resources

            Since inception, we have funded our operations primarily through private sales of equity securities and a note issued to Jeffrey P. Parker, resulting in net proceeds of $12.8 million.

           Net cash used in operating activities was $654,000, $1.5 million and $4.2 million in the period from February 13, 1997 (date of inception) through December 31, 1997, and the years ended December 31, 1998 and 1999, respectively. Cash used in operations in 1998 was primarily due to our net loss and to a lesser extent growth in receivables, prepaid expenses and current assets and was offset in part by increased deferred revenue, and payroll and accrued liabilities. Cash used in operations in 1999 was primarily due to our net loss and to an increase in receivables, prepaid expenses and current assets and was offset in part by increased deferred revenue, and payroll and accrued liabilities.

           Net cash used in investing activities was $l36,000, $317,000 and $2.3 million in the period from February 13, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively. Capital expenditures were approximately $129,000, $238,000 and $1.3 million in the period from February 13, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively. These capital expenditures were incurred primarily to acquire computer hardware and software for our operations and to a lesser extent furniture, fixtures and leasehold improvements. In 1999, we paid $971,000 as part of our acquisition of TalkPoint.

           Net cash from financing activities was $1.9 million, $1.8 million and $8.6 million in the period from February 13, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively. For 1997, proceeds from financing activities were primarily received from the private sale of convertible preferred stock of $1.5 million and the issuance of a $400,000 note to Jeffrey P. Parker. For 1998, proceeds from financing activities were primarily received from the private sales of convertible preferred stock of $1.4 million and issuance of notes of $850,000 offset by repayment of notes of $400,000 to Jeffrey P. Parker. For 1999, proceeds from financing activities were primarily received from the issuance of convertible preferred stock of approximately $9.1 million offset by repayment of $425,000 in TalkPoint notes payable and $60,000 in payments of capital lease obligations.

           At December 31, 1999, our principal sources of liquidity were our cash and cash equivalents of $3.2 million.

           We believe our current cash and cash equivalents, proceeds from this offering and funds generated from operations, if any, will provide adequate liquidity to meet our capital and operating requirements through fiscal 2001. We believe that without the proceeds from this offering we may be required to raise additional financing or scale back our expansion plans. We may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or services. Therefore, we could be required, or could elect, to raise additional capital in the future. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

           Our future long-term capital needs will be highly dependent on our rate of expansion and our results of operations. Thus, any projections of future long-term cash needs and cash flows are subject to substantial uncertainty. If the net proceeds of this offering together with our available funds and cash generated from operations are insufficient to satisfy our long-term liquidity requirements, we may seek to borrow funds or to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to those accruing to holders of our common stock, and the terms of these debt securities or other debt financing could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we need and are unable to obtain additional financing, we may be required to reduce the scope of our planned technology, services or product development and sales and marketing efforts.

           We consider all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. We invest our cash and cash equivalents in money market accounts. We place our cash and temporary cash investments with financial institutions which management believes are of high credit quality.

           We have not invested in any financial instruments that expose us to material market risk.

Recent Pronouncements

           In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging activities.” The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We are currently analyzing this new standard.

Year 2000 Compliance

            Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit date fields used by many systems. To date, however, most experts report that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was sufficient to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries.

           We are a comparatively new enterprise, and, accordingly, the majority of software and hardware we use to manage our business has all been purchased or developed by us within the last 36 months. While this does not uniformly protect us against Year 2000 exposure, we believe our exposure is limited because the information technology we use to manage our business is not based upon legacy hardware and software systems. Generally, hardware and software designed within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network and infrastructure is written with four digits to define the applicable year.

           We rely on hardware, software and data content developed by third-parties for our internal network and information systems and to build our products and services. We also rely on third-party network infrastructure providers to gain access to the Internet. We have reviewed certifications from our key suppliers of data content, hardware and networking equipment, that the content, equipment and hardware provided to us is Year 2000 compliant. Additionally, we have reviewed certifications from the providers of key software applications for our internal operations regarding Year 2000 compliance. We intend to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

           If we, our third-party providers of hardware and software or our third-party network providers fail to remedy any Year 2000 issues, the result could be lost revenue, increased operating costs, loss of clients and other business interruptions, any of which could harm our business. Moreover, the failure to adequately address Year 2000 compliance issues in our products and systems could result in claims of mismanagement, misrepresentations or breach of contract and related litigation, which could be costly and time consuming to defend.

           The most reasonably likely worst case scenario for us involving Year 2000 issues would include disruptions to Internet communications and connectivity for a period of time due to failures in hardware and software components that operate in a degraded state or not at all due to the Year 2000 transition. We have chosen our Internet connectivity partners, equipment and co-location service providers in an attempt to ensure that we have at all times multiple connection points to the Internet. In the event of failure of all connectivity paths, or all equipment connectivity, our services will be temporarily unavailable.

            We have not yet developed any specific contingency plans. The result of our testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

BUSINESS

Overview

           We are a leading provider of Internet-based solutions which enable direct communications between public companies and the investment community. We have designed our solutions to offer comprehensive and cost-effective access to a wide variety of company-specific financial content, and to foster full disclosure of company information on a timely basis to institutional and individual investors. Our objective is to become the global standard for direct communications between public companies and the investment community by creating an online exchange for investment-related information.

           Our solutions benefit all members of the investment community by enabling efficient, direct access to timely financial information in a consistent format from a centralized location. IR Online is our turnkey, outsourced communications solution under which we build, manage and host the investor relations section of a company’s web site and provide related services. More than 1,200 public companies currently subscribe to IR Online, including Akamai Technologies, Dell Computer, FleetBoston, Hershey Foods, and Sears. In November 1999, we launched StreetEvents, a comprehensive Internet portal for company event and financial data. StreetEvents is currently in use at more than 150 buy- and sell-side financial institutions, including AIM Funds, Alliance Capital, Goldman Sachs Asset Management, and Salomon Smith Barney. In addition, we recently entered into an agreement with AOL under which we will provide content to and host two co-branded websites on the AOL Personal Finance channel. Working through the AOL Personal Finance Channel, as well as CompuServe and Netscape Netcenter, we will provide AOL’s audience of approximately 50 million users with real-time access to a wide variety of company information.

Industry Overview

           In recent years, interest and investment in the U.S. securities markets has risen significantly. This growth has been driven by both an increase in the number of companies issuing public securities and an increase in the number of active investors, who have enjoyed greater access to the securities markets through online trading, lower commissions and the proliferation of employer-sponsored, stock-based compensation programs. The Investment Company Institute reports that the percentage of U.S. households owning stock directly or through mutual funds was 19% in 1983 and has grown to 48% in 1999, a 153% increase. In addition, participation in securities markets outside the United States is expected to rise as trading on global exchanges increases.

           In this market environment, investors face the challenge of promptly accessing, selectively processing and effectively reacting to the increasing amount of investment-related information that is continuously being delivered across an expanding variety of media. Historically, it was not uncommon for investors to wait several days for an annual report, an investor kit or investment research provided by a brokerage firm to arrive by mail prior to making an investment decision. Today, companies’ stock prices and trading volumes react immediately to critical data such as breaking company news and periodic earnings reports. The speed with which markets react to such information greatly compresses the time frame surrounding the typical investment decision and places a premium on the ability to make informed decisions quickly.

            Frequently, timely access to breaking company news is not equally available to all investors, with companies often providing material information to financial analysts and select groups of institutional investors before making it available to the public. The SEC has recently expressed concern with this practice of selectively disclosing material information and, in an address to the New York Economic Club on October 18, 1999, Arthur Levitt, Chairman of the SEC, stated, “I appeal to companies in the spirit of fair play: Make your quarterly conference calls open to everyone, post them on the Internet, invite the press.” In December 1999, the SEC proposed rules designed to foster full disclosure of material information by requiring public disclosure in either a press release, a filing with the SEC, or by providing public access to conference calls and meetings by telephone or through the Internet.

           A key factor in a public company’s success is its stock price because it impacts the company’s ability to raise capital, hire and retain key personnel, and consummate mergers, acquisitions and other strategic relationships. Unfortunately for companies, their stock price and public image are increasingly influenced by factors outside their control, including reports authored by third-party analysts and widely accessible online chat services that allow investors to share information and opinions. As a result, effective dissemination of accurate, unedited financial information directly to the investment community is critical for many companies. In addition, with the number of U.S. public companies exceeding 12,000 in 1999, as well as the growth in the number of foreign public companies, competition for investor attention is intensifying.

            This large number of public companies poses challenges for investors and analysts who must keep abreast of all the events related to the companies they follow. With so many companies releasing earnings, hosting conference calls, and conducting investor presentations and press conferences each quarter, it has become increasingly difficult for investors and analysts to both track company activity and participate in these events.

           As a result of these intensifying pressures, investors and companies increasingly seek comprehensive, integrated solutions which provide equal access to timely information and enable efficient and interactive communications.

Our Solution

           We were formed in 1997 by Jeffrey P. Parker, the founder of First Call, to meet escalating demand for the timely exchange of information between public companies and investors. We offer new opportunities for companies and investors from around the world to exchange information directly in real-time and in a standardized format. By enabling direct communications among participants, we improve the flow of information to investors and give companies direct exposure to a wider audience of potential investors. Through hosted applications on the Internet, we have created a central repository of company information that can be searched, retrieved and organized more efficiently than traditional information sources, and can be delivered in more content-rich forms of media, such as audio and video communications.

           Our products and services enable direct communications between companies and investors and are designed to foster fuller, more timely disclosure of company information. Our current offerings include:

•	IR Online — our turnkey, outsourced communications solution through which we build, manage and host the investor relations section of a company ’s web site and provide related services, and

•	StreetEvents — our comprehensive, Internet-based portal for event information of interest to investors, the brokerage community and companies.

            In addition, as part of our strategy to reach individual investors, we recently entered into a relationship with AOL. As part of this relationship we will offer to approximately 50 million AOL, CompuServe and Netscape Netcenter users convenient access to company information on several co-branded web sites. We believe that aligning with market leaders such as AOL enhances the profile and attractiveness of our online information exchange.

Benefits to Investors

•
Equal access to information.    Our solutions enable both institutions and individuals to receive important company information simultaneously. By making this information readily available, we enable all investors to make informed investment decisions more quickly.

•
Convenient access to standardized information.    IR Online and StreetEvents each present a wide variety of information via the Internet in an easy to use and consistent format that is familiar to investors.

•
Enhanced productivity.     With over 12,000 public companies in the United States, and thousands more worldwide, it is difficult for investors and financial analysts to track the timing of key corporate events, such as earnings releases and conference calls. StreetEvents provides immediate access to a central repository of corporate event information, thereby reducing the time and expense required to gather data from numerous sources. We also provide tools to enable investors to personalize our content by tailoring it to their specific interests.

Benefits to Public Companies

•
More direct access to investors.    Our Internet-based solutions enable companies to interact directly with investors. By using a direct communications channel, companies can deliver their own messages globally, unaltered by third parties such as reporters and brokerage analysts. Also, using the Internet allows companies to instantly disseminate information, enabling them to continually provide investors with the most current information available.

•
More efficient use of resources.    We enable companies to completely outsource the creation, hosting and maintenance of investor relations web sites and other investor communications functions. Our solutions enable our corporate clients to improve communications with the investment community, reduce the costs of investor relations administration and focus their technical staff on core operations.

•
Greater investor visibility.    Companies that publish their activities on StreetEvents can attract greater attention from investors through direct contact with the investment community. Also, because many companies have similar fiscal years, the reporting period for earnings is often a busy time during which many companies announce their financial results at or about the same time. StreetEvents enables companies to avoid scheduling investor events at times already scheduled by other companies which may be followed by the same analysts or investors.

•
Improved disclosure.     Securities regulators have been increasingly critical of selective disclosure practices and are seeking to compel companies to disseminate material information simultaneously to financial institutions and the general public. Our solutions enable companies to meet these requirements by allowing them to elect to make information simultaneously available to both institutional and individual investors.

Our Strategy

           Our objective is to become the global standard for direct communications between public companies and the investment community by creating an online exchange of investment-related information. Key elements of our strategy to achieve this objective include:

•
Expand client relationships.    We intend to expand our IR Online client base and our StreetEvents client base by increasing our sales and marketing efforts and further develop our strategic relationships. We believe that continuing to provide comprehensive client service, support and education programs is critical to expanding our client relationships.

•
Build our information database for efficient presentation and delivery.     Our corporate client relationships enable us to continuously collect and organize information from our clients in a centralized database. We intend to expand our database to increase the depth of content and enhance the efficiency of information access, thereby improving the productivity of all members of our online exchange.

•
Expand our audience of investors through strategic relationships.    We seek strategic relationships that enable us to expand our audience of investors. Our strategic relationship with AOL enables our corporate clients to reach a wide audience of investors through our co-branded web sites within the AOL Personal Finance channel and CompuServe and on Netscape Netcenter. We have also entered into agreements to distribute StreetEvents through a number of other web sites, including Raging Bull. To increase our presence among institutional investors, we have entered into distribution agreements with a number of financial information providers, including First Call and ILX Systems.

•
Maximize the network effect among the participants in our business information exchange.     Growing the number of corporate clients for our IR Online services will enable us to add more content to our StreetEvents database, thereby making StreetEvents more valuable to our existing investor audience. As our audience of individual and institutional investors grows, we expect that the opportunity to reach this audience will cause more companies to subscribe to our services. We believe successful implementation of our strategy will maximize the network effect within our business information exchange where the value to each company and investor participating in the exchange increases with the addition of each new participant.

•
Expand service offerings.    To reinforce long-term relationships with our clients and to generate additional revenue, we intend to continue to develop new services and technologies through internal research and development, strategic relationships and/or the acquisition of complementary technologies and businesses. As part of this strategy, we acquired Talkpoint in October 1999 in order to enhance our multimedia offerings.

•
Increase brand awareness.    We plan to increase the brand awareness of CCBN and its specific product offerings to develop and reinforce long term relationships with companies and investors. We intend to accomplish this strategy through a combination of online and print advertising, direct marketing, trade shows, seminars and conferences, public relations, and other marketing activities.

•
Build and expand international presence.    We intend to expand the scope of our business information community globally. We believe that interest by foreign investors in U.S. markets, and interest on the part of U.S. investors in major foreign markets, represent significant growth opportunities for our solutions.

Products and Services

           We currently offer two complementary lines of Internet-based communications solutions to three distinct client segments. Public companies subscribe to our IR Online suite of Internet and non-Internet communication products and services. Individual and institutional investors use IR Online to directly access company information in a standardized format. StreetEvents serves the entire investment community—companies, institutional investors and individual investors—with an interactive database of investment-related event information.

Product Line	Description	Revenue Model

IR Online	Outsourced web solution for the investor relations section of a company web site	Monthly subscription paid quarterly by companies

StreetEvents	Database of company event information and live/archived audio event content	Monthly subscription paid quarterly by investors

IR Online

            IR Online is a comprehensive, cost-effective, outsourced solution that improves the quality and dissemination of investor information on a public company’s Internet web site. We manage and host the investor relations section of a company’s web site, organizing and presenting to investors information of interest about the company. Our IR Online solution enables companies to offer information such as First Call consensus earnings estimates, SEC filings and stock quotes in a non-commercial format, as well as conference calls, corporate slideshows and other essential information such as annual reports, news releases, and historical financial data. Although we host the investor relations section of a company’s web site on our servers, we match the “look and feel ” of the company’s web site. As a result, investors seeking financial information from a company’s web site are generally unaware that we are hosting the investor section of the web site.

           We offer IR Online in five service packages with monthly fees ranging from $495 to $2,500. Service contracts run 12 months with automatic renewal unless the client provides notice of cancellation 90 days prior to the expiration of the initial or renewal term. The Basic and Standard packages include a collection of financial information feeds such as stock quotes, historical stock charts, financial releases and reports, and an event calendar. Additionally, our extranet web site enables IR Online clients to monitor activity on their investor relations web sites, submit service requests to update the content on their web site, and input event information into our StreetEvents database. Our current extranet functionality is the first element in establishing a formal feedback mechanism through which investor relations departments can gain insight into investor preferences. By understanding the type of information investors are accessing, companies can alter the content on their web sites to provide information of greatest interest to investors.

           The following additional features are available in a premium package or on a stand-alone basis:

            PremierCast and audio archiving.    Our PremierCast service provides a live webcast of the audio portion of a company event (earnings conference call or investor meeting) and offers a range of premium features including:

•	an indexed archive of the event for future replay;

•	promotion of the event on the First Call network;

•	a guestbook feature which captures listener information; and

•	the option to make the webcast accessible from the company’s web site, from StreetEvents and/or through the sites of our strategic distribution partners.

            TalkPoint.    Using TalkPoint, our corporate clients can present slides to investors listening to or participating in a live webcast. Clients can convert the presentation into an archived version in which the audio and visual portions are synchronized and can be accessed via the Internet or the telephone. TalkPoint ’s ability to deliver “on-demand” the audio portion of a presentation using the telephone facilitates access for audiences who cannot listen to streaming audio due to their personal computer’s lack of multimedia functionality or due to corporate policies which prohibit audio streaming through their internal corporate networks.

            E-mail alerts.    The e-mail alert feature enables visitors to the investor relations section of a company’s web site to register to be alerted when changes are made to any of the selected sections of the web site, such as press releases or the conference call page.

            SmartBlast.    SmartBlast facilitates communication from a company to its investors using e-mail and facsimile capabilities that can target custom messages to select audiences.

            InvestorConnect.    InvestorConnect includes both mail fulfillment services and an interactive voice response service. Investors submit requests for printed annual reports and investor kits via the web site or via telephone and we fulfill those requests by priority mail through a third party. We can also create for the client a toll-free investor hotline service that allows callers to hear a company ’s recent press release or its current stock price.

            Financial and annual report conversion.     We provide conversion of printed financial materials from many common document formats into PDF or HTML for posting on the company web site.

StreetEvents

            StreetEvents is a comprehensive, Internet-based portal that organizes event information into an easy-to-use, interactive and downloadable master calendar. We gather this investment-related event information directly from more than 3,500 of the largest U.S. companies; more than 500 leading international companies, including all of the FTSE 100; and more than 75 of Wall Street’s leading investment firms. StreetEvents is used primarily by institutional and individual investors, financial intermediaries, buy- and sell-side investment professionals and corporate investor relations professionals. Among its many features, StreetEvents provides live and archived audio webcasts of investor conference calls. Access to the StreetEvents database is provided to institutional and individual investors through the Internet or a data feed on a subscription basis.

            Our database of investment-related events includes comprehensive information about the dates, times and locations of the following event types:

•	earnings releases;

•	conference calls;

•	analyst meetings;

•	road shows;

•	investor conferences; and

•	company presentations.

           To ensure the accuracy and timeliness of our content, we allow companies to enter event information directly into the StreetEvents database through a password-protected web site. We also solicit permission from companies to allow StreetEvents to webcast their conference calls live over the Internet and to archive these events for replay.

           We market variations of StreetEvents to three distinct audiences:

            StreetEvents Institutional.     StreetEvents Institutional is a master calendar of investment-related events that is provided as either a browser-based application (hosted by us at www.streetevents.com), or as a data feed (internally hosted by the customer) to institutional investment firms. StreetEvents Institutional provides First Call consensus earnings estimates and event-related information, including date, time, location and dial-in information. Users can also access live or archived audio webcasts of investor events for a growing number of companies.

           To enhance use of the data, the browser-based version of StreetEvents Institutional also offers the following user tools:

•	Personalized portfolio. Users can set up portfolios of companies they wish to follow within the StreetEvents Institutional product, thereby personalizing the web site and enhancing their productivity.

•
Event calendar.     An interactive event calendar enables users to view event information in a calendar interface across various timeframes (today, this week, this month, etc.). This event information can then be downloaded to a user’s personal computer or personal digital assistant.

•
Calendar e-mail updates.     Users can choose to be alerted via e-mail prior to a scheduled event for a chosen company. By clicking an icon embedded in the e-mail, users can subsequently download the event information directly to Microsoft’s Outlook calendar on their personal computers, thereby integrating StreetEvents into their daily calendars.

            StreetEvents Institutional is provided on a monthly subscription basis beginning at $100 per month per user.

            StreetEvents Individual Investor.     StreetEvents Individual Investor is a master calendar of investment events that is offered either via a web site (hosted by us), or as a data feed (internal hosting) to selected individual investor web portals. We intend to generate revenue from this product through advertising or sponsorship revenue shared with our distribution partners, such as AOL. The product offers access to a limited set of the information contained in the StreetEvents Institutional product, including:

•	event date;

•	event time;

•	conference calls of companies which have authorized access to the individual investor community;

•	limited calendar functionality; and

•	limited searching.

            StreetEvents IR.    StreetEvents IR is an Internet-based calendar of investment-related events used by public companies to schedule quarterly earnings announcements and avoid conflict with other market activity. StreetEvents IR enables companies to deliver information regarding their event activity directly to investors and to provide links to the audio webcast of a company’s quarterly earnings conference call on their corporate web sites, the StreetEvents site for institutional investors, or through our strategic distribution partners. We currently offer public companies free access to StreetEvents IR as a means of building the StreetEvents database.

AOL Relationship

           We entered into a strategic relationship with AOL in December 1999 as part of our ongoing strategy to reach individual investors. We believe the relationship is significant because it affords our corporate clients the opportunity to reach today’s largest online community of individual investors in an efficient and cost-effective manner and because it provides us significant revenue potential. As part of this relationship, AOL has invested $1.5 million in our capital stock.

            Under our agreement with AOL, we have been granted preferred status as the provider of certain investment-related content to the approximately 22 million subscribers to AOL. Links to our content will also be provided to CompuServe’s subscribers and users of Netscape Netcenter. This content consists of corporate event calendar information; audio, video, or accompanying presentations of company-sponsored investor-related events; and aggregated links to corporate investor relations web sites. In accordance with the agreement, we will host and maintain two fully-integrated and co-branded web sites within the AOL online service. One site will be a centralized area of investor relations information, containing significant financial information provided directly by companies to us for Internet distribution. The other site will be a comprehensive financial calendar dedicated to financial event information, including earnings release and conference call information, stock splits, dividend dates, dates of initial public offerings, and key events on the economic calendar. The events in the Finance Calendar can automatically be downloaded to an AOL subscriber’s “My Calendar” page in the AOL web site.

            AOL has agreed to provide us with significant promotional exposure in the form of impressions to our two co-branded web sites, as well as contextual integration within the quote screen for every ticker-specific query. As part of our agreement, we will make quarterly payments to AOL for inclusion of our content on the web sites during its 40-month term, and we will share revenue with AOL from the sale of advertising and sponsorships on the two sites we will host. All advertising will be sold by AOL’s interactive marketing organization. If AOL achieves specified advertising revenue targets, it will be entitled to exercise warrants to acquire additional shares of our capital stock. For additional details regarding our relationship with AOL see “Certain Transactions.”

Clients

            Over 1,200 public companies across a wide variety of industries currently subscribe to IR Online, including more than 20% of the companies listed in the Fortune 500. Set forth below is a representative list of our IR Online clients:

Banks & Financial Services

Allied Capital
FleetBoston
John Nuveen Company
Nextcard
SouthTrust
Summit Bancorp

Energy & Utilities

Chevron
Cinergy
CMS Energy
Conoco
DTE Energy

Basic Industry

Crown Pacific
Hexcel
Owens Corning
Parker Hannafin
USG

Consumer

Hershey Foods
Pennzoil-Quaker State
Pepsi Bottling
Polaroid
Quaker Oats
Robert Mondavi
Stanley Works

Media & Communications

ADC Telecommunications
Cablevision Systems
Charter Communications
GTE
Loews Cineplex Entertainment
Meredith
NorthPoint Communications
ZDNet

Retail

Costco
CVS
Federated Department Stores
Musicland
Pier 1 Imports
Sears
Stride-Rite
Today’s Man

Real Estate

Equity Office Properties
Great Lakes REIT
Keystone Property Trust
Pacific Gulf Properties
Starwood Hotels & Resorts

Transportation

AirTran
RailAmerica
Smurfit-Stone Container
Wisconsin Central Transportation

Healthcare

Alteon
EntreMed
GeneLogic
ICN Pharmaceuticals
Millipore
Respironics

Services

Edison Schools
Equifax
Hagler Baily
NationsRent
Preview Travel
ProBusiness Services

Internet

Ask Jeeves
Beyond.com
CareerBuilder.com
CBS Marketwatch.com
Earthlink
Excite@Home
Internet Capital Group
Kana Communications
Liquid Audio
Lycos
PlanetRX.com
Prodigy
RoweCom
VerticalNet

Computer & Communications Equipment

Alpha Industries
Analog Devices
Cisco Systems
Crossroads Systems
Dell Computer
Gadzoox Networks
Scientific-Atlanta

Computer Software & Services

Akamai Technologies
Accrue Software
Interwoven
Modem Media.Poppe Tyson
Onyx Software
Progress Software

            We continue to develop strong relationships with the institutional investor community through StreetEvents. Currently, more than 150 buy- and sell-side financial institutions subscribe to StreetEvents, including: AIM Funds, Alliance Capital, Goldman Sachs Asset Management and Salomon Smith Barney.

Sales and Marketing

           We sell IR Online through a direct sales force currently focused on the U.S. and Canada, which, as of December 31, 1999, consisted of 21 sales professionals. We compensate our sales professionals primarily on the basis of sales commissions.

           To support our ongoing direct sales effort, we have established referral relationships with organizations we believe can increase sales of IR Online. These organizations include investor relations consulting firms, web design firms, annual report design firms and other strategic advisors to investor relations and financial professionals.

           To promote our brand awareness and further service our community of investor relations professionals, we maintain a relationship with the National Investor Relations Institute, NIRI, the primary trade organization for investor relations professionals, through local and national membership. We have developed and maintain local NIRI chapter websites in Boston, Massachusetts; Chicago, Illinois; Houston, Texas; Philadelphia, Pennsylvania; Portland, Oregon; and San Diego, California.

           We sell subscriptions to StreetEvents Institutional through a separate direct sales force which consisted of eight sales professionals as of December 31, 1999. Similar to the IR Online sales force, these personnel are also compensated primarily on the basis of sales commissions.

           To enhance our sales efforts, we employ a variety of methods to promote our solutions and our brand name, including direct mail, print advertisements, e-mail newsletters, public relations efforts, trade shows and conferences, telemarketing and our corporate web site.

Strategic Distribution Relationships

           In addition to our relationship with AOL, we have established contractual distribution relationships with other web sites that attract individual investors, including Raging Bull. Separately, we have established distribution relationships with several institutional services, such as First Call and ILX Systems, to distribute our content on their respective electronic information products. We provide StreetEvents calendar data to First Call, and First Call supplies earnings estimate data for our IR Online and StreetEvents products. ILX Systems will also include limited StreetEvents calendar data inside the ILX Workstation product for use by securities firms, banks, and asset managers. Both First Call and ILX Systems are divisions of Thomson Financial Services, one of our principal stockholders.

Content and Service Relationships

           We obtain some content used in IR Online and StreetEvents from third parties, including the following:

Content	Information Provider
Earnings estimates	First Call (Thomson Financial Services)
Institutional holding information	Technimetrics (Thomson Financial Services)
Stock quotes/charts	BigCharts, Inc.
Summary financial data	Media General Financial Services, Inc.
News and financial releases	PR Newswire/Business Wire
SEC Filings	Edgar Online

Client Service

           We believe that comprehensive client service, support and training programs have enabled us to better attract and retain corporate clients. Client service is available to our corporate clients via
e-mail, telephone, fax, and an interactive web site.

           We assign a client service team and development manager to each IR Online client. They are responsible for building and developing the investor section of the client’s web site, providing ongoing technical and service support, and facilitating the delivery of non-web services such as InvestorConnect or SmartBlast. We also assign an account manager to consult with the client and manage the regular updates and changes to the investor relations section of the client’s web site over time. As of December 31, 1999 we employed 36 people in client service.

Technology, Research & Development

           We develop web sites and proprietary applications using standard hardware and software platforms and components. We believe that the architecture of our systems and the applications that we have deployed constitute a significant competitive advantage.

           Our sites are designed to provide continuous availability of service to investors accessing our information. They are also designed and provisioned to handle not only the growing popularity of the sites we host but also the cyclical traffic increases that occur during the quarterly earnings reporting period.

           The critical components of our system are redundant, and our software runs in parallel on multiple servers. We believe that the parallelism and redundancy will enable us to minimize downtime in case of component failure, to limit user-access interruptions for maintenance and upgrades, and to quickly adjust capacity to accommodate broader content and an expanding client base. Our server farms are hosted at GTE Internetworking in Cambridge, Massachusetts. We maintain several data feeds from third-party information providers at our server farms and at our offices at 200 Portland Street, Boston, Massachusetts.

            In order to enhance our technological capabilities, we acquired Talkpoint in October 1999. Talkpoint’s proprietary technology enables companies to publish their own multimedia presentations, complete with graphics such as PowerPoint presentations and a synchronized audio track, and deliver these presentations to virtually anyone with access to the Internet. Our Talkpoint technology is currently licensed to Yahoo! for use in its NetRoadshow product offering.

           We have taken steps to protect our StreetEvents technology by filing a patent application with the United States Patent and Trademark Office. We are also in the process of preparing other applications to cover other aspects of our technology. No assurances can be given however, that any patents based on the pending application or on applications filed in the future will issue or that the scope of any patent protection obtained will exclude competitors or provide competitive advantage to us.

           Our future success will depend on our ability to maintain and develop competitive technologies, to continue to enhance our current services and to develop and introduce new services in a timely and cost-effective manner that meets changing conditions, including evolving client needs, new competitive service offerings, emerging industry standards and rapidly changing technology. We have a dedicated research and development organization that develops new features and functionality for our existing services as well as the software that supports new services. The research and development team has expertise in network development and maintenance, Internet and intranet protocols, software development, database maintenance and development and a variety of programming tools and languages and operating systems. At December 31, 1999, 28 employees were engaged in research and development. Research and development expenses were $197,000 from February 13 (date of inception) to December 31, 1997, $367,584 in 1998 and $806,000 in 1999. We expect to continue making substantial expenditures on research and development in the future.

Competition

           As demand for investor communication services grows, our market is becoming more competitive. In particular, we anticipate that competition for online investor relations services will intensify as companies seek to address an increasingly knowledgeable investment community that relies on timely financial information. While we believe we will continue to compete with traditional providers of investor relations services, we anticipate that the market for Internet-based services will see a larger number of entrants and will expand rapidly.

           Our competitors vary in size and in the scope and breadth of services offered. We encounter direct competition for IR Online from a number of sources, including in-house investor relations, marketing, corporate communications and management information services departments, traditional providers of investor relations advice and execution strategy, and other providers of investor relations services such as Business Wire, PR Newswire, Merrill Corporation, Stockmaster and Direct Report. We anticipate that we may also compete with web design consulting firms.

           Our StreetEvents product competes with both recently-established Internet companies such as
C–call and Investor Broadcast Network and with more traditional facsimile services such as Wall Street Calender and First Fax. We also encounter competition for StreetEvents from in-house investor relations departments and investors who contact companies directly seeking event information.

            Extensive company-specific information and general investment research relating to particular industries, including annual reports, news releases, and Standard & Poor’s company-specific reports may be obtained, frequently without charge, from public sources and company web pages.

           Our competitors may be able to respond more quickly than we can to advances in technology and changes in investor and company requirements. Increased competition could result in price reductions, loss of clients, decreased access to the information we provide, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, financial condition and operations.

           We believe that our ability to compete depends upon many factors both within and outside our control, including:

•	effectiveness, ease of use, performance and features of our technology and services;

•	client perceptions of the effectiveness of our services and technology;

•	our ability to attract and retain personnel;

•	the price of our services;

•	our ability to service our clients effectively over a broad geographical basis;

•	the timing and acceptance of new services and enhancements to existing services developed by us or our competitors; and

•	our reputation and brandname.

Employees

           As of December 31, 1999, we had 142 full-time employees, consisting of 56 employees engaged in sales and marketing, 28 in technical services, including research and development, 36 in client service, 8 in product development, and 14 in administration and finance. Our employees are not represented by any collective bargaining organization, and we consider relations with our employees to be good.

Facilities

           Our corporate headquarters are located in 23,167 square feet in Boston, Massachusetts, under a lease that expires on January 31, 2002. In addition, we maintain an office in San Francisco, California of 3,196 square feet under a lease that expires on April 30, 2004, and an office in Atlanta, Georgia of 2,890 square feet under a lease that expires on November 15, 2000. We believe that our existing facilities and offices and additional or alternative available spaces are adequate to meet our requirements for the foreseeable future.

Litigation

           We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

           Our executive officers, directors and other key employees and their ages as of January 15, 2000 are as follows:

Name	Age	Position(s)
Executive Officers and Directors:
Jeffrey P. Parker(1)	56	Chairman of the Board of Directors and Chief Executive Officer
Robert I. Adler	33	President and Director
Roland C. Beaulieu	46	Chief Operating Officer
Richard E. Hanlon(2)	52	Director
Keith B. Jarrett(1)	51	Director
Robert C. McCormack(1)(2)	60	Director
Robert C. Shenk, Jr.(1)(2).	34	Director

Key Employees:
Andrew W. Augustine	26	Chief Technology Officer—IR Online
Sunil H. Bhatt	33	Director of Business Development
Timothy Bryan	44	Senior Vice President, Institutional Sales
Peter E. Hall	55	Senior Vice President, Corporate Sales
P. Lynn Little	35	Senior Vice President, Marketing
John D. Phillips, Jr.	35	Senior Vice President, Product Development
Paul M. Prescott	35	Vice President, Finance and Administration
Jose L. Robles	35	Chief Technology Officer —StreetEvents
Carol A. Walker	37	Senior Vice President, Corporate Services

(1)	Member of the compensation committee of the board of directors.
(2)	Member of the audit committee of the board of directors.

      Executive Officers and Directors

            Jeffrey P. Parker co-founded CCBN.COM in 1997 and has served as our Chief Executive Officer and Chairman of the Board since March 1999. From February 1997 to March 1999, Mr. Parker served as Chief Executive Officer, President, and a member of the Members Committee of CCBN.COM, LLC. Prior to founding CCBN, Mr. Parker co-founded 38 Newbury Ventures in 1994, a venture capital firm focusing on start-up and early stage companies. Mr. Parker currently serves as President of Private Equity Investments, a general partner of 38 Newbury Ventures. In 1980, Mr. Parker founded Technical Data Corporation. In 1982, he became Chairman and Chief Executive Officer of Business Research Corporation, and in 1983 founded First Call Corporation. In 1986, he sold these businesses to International Thomson, which has since changed its name to The Thompson Corporation, and became Chairman and Chief Executive Officer of Thomson Financial, the financial services subsidiary of The Thomson Corporation. Under his leadership, Thomson Financial became a major provider of proprietary financial information to the investment and corporate communities. Prior to 1980, Mr. Parker served as Vice President and Senior Fixed Income Portfolio Manager at Fidelity Investments. Mr. Parker ’s current directorships include MicroFinancial, Inc., a specialized commercial finance company. Mr. Parker is a Trustee of Cornell University where he founded the Parker Center for Investment Research. Mr. Parker earned a B.S. and M.S. in Engineering and an M.B.A. from Cornell University.

            Robert I. Adler co-founded CCBN in 1997 and has served as President, Chief Operating Officer, and a director since March 1999. Mr. Adler was Vice President and served as Chief Operating Officer from August 1997 to March 1999, and served as a member of the Members Committee of CCBN.COM, LLC from October 1997 to March 1999. Prior to founding CCBN, from 1995 to 1997, Mr. Adler was a partner of 38 Newbury Ventures, a venture capital firm investing in early stage start-up companies. Before joining 38 Newbury Ventures, Mr. Adler helped found DigiTrace Care Services, Inc., a Boston-based medical technology company. Mr. Adler earned a B.A. from Brown University and an M.B.A. from Harvard Business School.

            Roland C. Beaulieu joined our company as Chief Operating Officer in January 2000. From 1996 to 1999, Mr. Beaulieu served as President and Chief Executive Officer of Thomson Trading Services Group (TTSG). Prior to his appointment at TTSG, Mr. Beaulieu joined Thomson Financial Services in 1987 where he served as Senior Executive Vice President and Chief Operating Officer of First Call Corporation from 1994 to 1996, and as Senior Vice President of Operations and Technology for Thomson Financial Services and Manager of Operations for Technical Data Corporation. Before joining Thomson Financial Services, Mr. Beaulieu held positions at Lotus-One Source and McGraw-Hill DRI.

            Richard E. Hanlon has served as a director since January 2000. Since February 1995, Mr. Hanlon has served as Vice President for Investor Relations for AOL. Prior to joining AOL, from 1988 to February 1995, Mr. Hanlon served as Vice President, Corporate Communications and Secretary of Legent Corporation. Mr. Hanlon was educated at King George V School, Hong Kong and the University of London.

            Keith B. Jarrett has served as a director since March 1999. Prior to our reorganization as a corporation, Dr. Jarrett served as a member of the Members Committee of CCBN.COM, LLC from October 1997 to March 1999. He has been an Executive Vice President of Thomson Financial and served as President and Chief Executive Officer of Thomson Financial International and Thomson Financial Ventures since January 1995. Dr. Jarrett joined Thomson Financial in 1986, with the acquisition of Technical Data Corporation, where he was Managing Director and Chief Economist. He received his Ph.D. in Financial Economics from Harvard Business School and subsequently taught at the Simmons College Graduate Management Program before joining Technical Data in 1983. Previously, he served as a Captain in the United States Army after graduating from the United States Military Academy at West Point.

            Robert C. McCormack has served as a director since June 1999. Mr. McCormack has served as Co-Chairman of Trident Capital Inc., a venture capital firm from 1993 to the present. Prior to joining Trident Capital, Mr. McCormack served as Assistant Secretary of the Navy (Financial Management and Controller) from 1990 to 1992. From 1987 to 1992, Mr. McCormack held various positions on the staff of the Secretary of Defense. Prior to his work for the Secretary of Defense, Mr. McCormack was a Managing Director of Morgan Stanley & Co. Inc. from 1981 to 1987. Mr. McCormack currently serves as a director of Illinois Tool Works, Inc., Devry Inc., and MapQuest Inc. and is on the boards of several privately owned Trident portfolio companies. Mr. McCormack earned a B.A. from the University of North Carolina and an M.B.A. from the University of Chicago. Mr. McCormack was elected to the board of directors pursuant to a voting agreement by and among us and some of our stockholders which will terminate upon the closing of this offering.

            Robert C. Shenk, Jr. has served as a director since January 2000. Since 1996, Mr. Shenk has served as Executive Director for AOL’s Personal Finance Channel. From 1994 to 1996, Mr. Shenk served as Lead Producer for the AOL Personal Finance Channel. Mr. Shenk earned a B.A. in Political Economy of Industrial Societies from the University of California at Berkeley and a M.A. in National Security Studies from Georgetown University. Mr. Shenk was elected to the board of directors pursuant to a voting agreement by and among us and some of our stockholders which will terminate upon the closing of this offering.

      Key Employees

            Andrew W. Augustine has served as our Chief Technology Officer, Web Services since June 1999. Mr. Augustine previously served as Vice President, Development since March 1998. Previously, Mr. Augustine co-founded Virtual Emporium, an electronic commerce virtual mall, where he served as Vice President of Technology from 1996 to 1998. From 1995 to 1996, Mr. Augustine served as a consultant for Electric Power Research Institute.

            Sunil H. Bhatt has served as our Director of Business Development since July 1999. From 1998 to 1999, Mr. Bhatt served as Director of Partnership Development at CardioResponse, a cardiac services and technology company. From 1993 to 1998, Mr. Bhatt was Director of Sales for DigiTrace Care Services, Inc., a Boston-based medical technology company. From 1988 to 1993, Mr. Bhatt held various positions in sales with Eli Lilly and Xerox. Mr. Bhatt earned a B.A. in Biology from Brown University.

            Timothy Bryan has served as our Senior Vice President, Institutional Sales since August 1999. From 1989 to August 1999, Mr. Bryan held various positions at First Call Corporation, where he most recently served as a member of the Board of Directors and Executive Vice President of the Capital Markets Group. Mr. Bryan earned a B.S. in Business Administration from the University of North Carolina at Chapel Hill and completed an executive management program at the Columbia Business School.

            Peter E. Hall has served as our Senior Vice President, Corporate Sales since August 1997. From 1988 to 1996, Mr. Hall served as General Manager, First Call Corporate Services for Thomson Financial Services. Prior to 1988, he was director of Advest’s Executive Briefing Program, which sponsored corporate meetings to the financial community in leading money centers throughout the United States. Mr. Hall earned a B.A. from Harvard University and an M.B.A. from Northeastern University.

            P. Lynn Little joined us as Senior Vice President, Marketing in January 2000. From 1995 to 1999, Ms. Little served in a number of positions at ConAgra where most recently she was Director of Business Management at ConAgra’s Refrigerated Prepared Foods Division. From 1991 to 1995, Ms. Little served in a number of brand management positions at Kraft Foods. Ms. Little earned a B.S. from Santa Clara University and an M.B.A. from Cornell University.

            John D. Phillips, Jr. has served as our Senior Vice President, Product Development since May 1999. From 1995 to 1999, Mr. Phillips served in a number of positions at Internet Securities, Inc., an emerging market information provider owned by Euromoney PLC, including Director of Business Development from 1998 to 1999, Vice President of Product Development from 1997 to 1998 and Vice President of Sales from 1995 to 1997. Mr. Phillips earned a B.A. from Williams College and an M.B.A. from Harvard Business School.

            Paul M. Prescott has served as our Vice President, Finance and Administration since January 1999. From May 1994 to January 1999, he served as Corporate Controller of Funds Distributor Inc., a mutual fund marketing services provider. Mr. Prescott earned a B.A. from Colby College and an M.B.A. from Boston College.

            Jose L. Robles has served as our Chief Technology Officer, StreetEvents since April 1999. Prior to joining us, Mr. Robles was involved in project management for D. E. Shaw & Co., L.P. from 1997 to 1999. Mr. Robles earned a B.S. in Engineering from Ecole Polytechnique in Paris, and an M.S. in Computer Science from the University of Paris. He earned in 1997 a Ph.D. in Computer Science from the Massachusetts Institute of Technology.

            Carol A. Walker has served as our Senior Vice President, Corporate Services since January 2000. Prior to that appointment, Ms. Walker had served as Senior Vice President, Operations since October 1998. From 1984 to 1997, Ms. Walker served in a number of positions at The Chubb Corporation, a major property and casualty insurance firm, including Regional Casualty Manager from 1996 to 1997, Global Commercial Lines Manager from 1991 to 1996 and International Department Manager from 1988 to 1991. Ms. Walker earned a B.A. from Dartmouth College and an M.B.A. from Simmons Graduate School of Business Management.

Board Composition

            Upon the closing of this offering, our board of directors will be divided into three staggered classes, each of whose members will serve for a three-year term. The board will consist of two Class I Directors (Messrs. Adler and Hanlon), two Class II Directors (Messrs. Jarrett and McCormack) and two Class III Directors (Messrs. Parker and Shenk). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during calendar years 2001, 2002 and 2003, respectively.

            Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. A voting agreement by and among us and certain of our stockholders provides for the election of a nominee designated by AOL, and a nominee to be designated by the holders of a majority of the shares of Series D preferred stock. The agreement terminates upon the closing of this offering.

Board Committees

           The board of directors has a compensation committee composed of Messrs. Parker, Jarrett and McCormack, which makes recommendations concerning salaries and incentive compensation for our employees and administers and recommends stock option grants to the board of directors under our stock option plans. The board has an audit committee composed of Messrs. McCormack, Shenk and Hanlon, which reviews the results and scope of the audit and other services provided by our independent accountants.

Director Compensation

           We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. Neither employee nor non-employee directors receive compensation for services performed in their capacity as directors. Non-employee directors will be eligible for formula option grants under our 2000 Outside Director Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

           The current members of our compensation committee are Messrs. Parker, Jarrett and McCormack. Mr. Parker has served as our Chief Executive Officer, since March 1999. No other executive officers have served as members of the compensation committee, other committee serving an equivalent function, or any entity whose executive officers served as a member of the compensation committee of our board of directors. Prior to the formation of the compensation committee, the board of directors as a whole made decisions relative to the compensation of executive officers. Messrs. Parker and Adler, each an executive officer, are members of our board of directors, which performed the functions generally performed by the compensation committee of the board prior to the formation of the compensation committee. However, each of Messrs. Parker and Adler did not participate in any discussions regarding his respective compensation. For a description of transactions between us and entities affiliated with Messrs. Jarrett, McCormack, Hanlon and Shenk, see “Certain Transactions” below.

Limitation of Liability and Indemnification

           Our certificate of incorporation limits the liability of our directors to us or our stockholders for breaches of the directors’ fiduciary duties to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. We also plan to obtain directors’ and officers’ liability insurance.

Executive Compensation

           The following table presents the total compensation paid or accrued in 1999 to our Chief Executive Officer and any executive officers who were serving as executive officers on December 31, 1999 and whose total annual salary and bonuses were in excess of $100,000 in fiscal 1999.

Summary Compensation Table

Name and Principal Position	Annual Compensation(1)				Long-Term Compensation
	Salary ($)		Bonus ($)		Securities Underlying Options (#)
Jeffrey P. Parker	$ 91,667	(2)	—		621,288
Chief Executive Officer
Robert I. Adler(3)	129,167	(4)	$75,000	(5)	621,288
President

(1)
The column for “Other Annual Compensation” has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each employee above is less than 10% of the total annual salary and bonus of that employee.

(2)	Total represents 1999 compensation for services beginning July 1, 1999. Actual annual compensation is $200,000.
(3)
At December 31, 1999, Mr. Adler held 178,736 restricted shares of Series A common stock having an aggregate value of $104,812, based on the fair market value on the date of issuance less the consideration paid. 146,250 of these shares vest monthly in 13 equal installments beginning January 2000. 32,486 of these shares vest in 10 installments of 2,953 shares at the end of each three month period beginning January 2000 with a final installment of 2,956 shares. No cash dividends will be paid on these restricted shares.

(4)	Includes compensation from 1999 of $37,500 to be paid in 2000.
(5)	Includes a bonus earned in 1999, $50,000 of which is to be paid in 2000.

Option Grants in Last Fiscal Year

           The following table sets forth grants of stock options for the year ended December 31, 1999 to each individual named in the Summary Compensation Table. We have never granted any stock appreciation rights.

           The exercise prices represent our board’s estimate of the fair market value of the Series A common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, recent transactions and the market for comparable stocks.

           The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our Series A common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our Series A common stock. The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated based on the assumption that the share value appreciates from the assumed initial public offering price, $      per share, at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our Series A common stock. The amounts reflected in the table may not necessarily be achieved.

           We granted these options under our 1999 Incentive and Non-Statutory Stock Option Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee’s services are terminated. Each option represents the right to purchase one share of Series A common stock.

           The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 2,582,976 shares of common stock granted during fiscal 1999.

Option Grants in Fiscal 1999
	Individual Grants			Exercise Price per Share	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
Name	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal 1999 (%)			5%	10%
Jeffrey P. Parker	621,288	(1)	24.1%	$ 2.00	10/21/09	$	$
Robert I. Adler	621,288	(2)	24.1	2.00	10/21/09

(1)	207,096 shares vest on November 1, 2000 and the remainder vest in eight equal installments of 51,774 at the end of every three-month period thereafter.
(2)	310,644 shares vest on February 28, 2002 and the remaining 310,644 shares vest on February 28, 2003.

Fiscal Year-End Option Values

           The following table provides information about stock options held as of December 31, 1999 by each of the individuals named in the Summary Compensation Table. None of these individuals exercised any options in fiscal 1999. Actual gains on exercise, if any, will depend on the value of our Series A common stock on the date on which the shares are sold. The values included were calculated by determining the difference between the exercise price and the deemed fair market value of $13.33 per share of the securities underlying the options at December 31, 1999.

Fiscal 1999 Option Values

	Number of Securities Underlying Unexercised Options at December 31, 1999 (#)		Value of Unexercised In-the-Money Options at December 31, 1999 ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey P. Parker	—	621,288	—	$7,041,264
Robert I. Adler	—	621,288	—	7,041,264

Stock Plans

            1999 Incentive and Non-Statutory Stock Option Plan.     On May 12, 1999, our 1999 Incentive and Non-Statutory Stock Option Plan was adopted by our board of directors and approved by our stockholders. A maximum of 7,500,000 shares of Series A common stock have been made available for grant under the 1999 plan. As of December 31, 1999, options to purchase an aggregate of 2,570,601 shares of Series A common stock at a weighted average exercise price of $1.57 per share were outstanding under the 1999 plan. As of December 31, 1999, 2,700 shares of Series A common stock had been issued upon exercise of options outstanding under the 1999 plan.

            Under the 1999 plan, eligible persons may be granted options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that are not intended to so qualify (non-qualified options). Options may only be granted to our officers and other employees, including members of the board of directors who are also employees. Under present law, however, incentive stock options may only be granted to employees. No participant in the 1999 plan may receive incentive stock options vesting in a calendar year having a fair market value at the time granted of more than $100,000.

           In accordance with present law, incentive stock options and options intended to qualify as performance-based compensation may not be granted at an exercise price less than the fair market value of the Series A common stock on the date of grant. The exercise price of incentive options granted to an option holder who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the Series A common stock on the date of grant, and such option holder must exercise his or her option within five years from the date of the grant of such option. We may grant non-qualified options at an exercise price less than, equal to or greater than the fair market value of the Series A common stock on the date of grant.

           Our board of directors has authorized the compensation committee to administer the 1999 plan. The compensation committee has the authority to interpret the 1999 plan, to prescribe, amend and rescind rules and regulations relating to the 1999 plan and otherwise administer the 1999 plan except for the granting of options. The board must approve any option grants. Subject to any applicable limitations contained in the 1999 plan, the board of directors or the compensation committee to which the board of directors has delegated authority, as the case may be, selects the recipients of options and determines:

•	the type of option to be granted (incentive or non-qualified);

•	the number of shares of Series A common stock covered by options and the dates upon which such options become exercisable;

•	the duration of options;

•	the exercise price of options; and

•
the manner in which option holders may pay the exercise price of their options, including in cash, in shares of our Series A common stock or in some combination of cash and shares of our Series A common stock.

            Generally, the board of directors has granted options that become exercisable at a rate of 25% annually over a four year period from the date of grant. The first 25% vests on the first anniversary of the date of grant, and the remainder vest in equal quarterly installments over the remaining three years.

           The 1999 plan provides that, in the event of a corporate transaction, any options remaining outstanding after the corporate transaction may be:

•
exercisable for shares of our Series A common stock or shares of stock or other securities, cash or property received by the holders of shares of our Series A common stock as a result of the corporate transaction;

•	made immediately exercisable in full by approval of the board of directors; or

•	cancelled, provided that the option holders are first given the opportunity to exercise any vested options or any options made immediately exercisable in full by approval of the board of directors.

           For the purposes of the 1999 plan, a “corporate transaction” means the occurrence of any of the following:

•	a reorganization or merger whether or not CCBN.COM is the surviving or resulting entity thereafter;

•	the consolidation of CCBN.COM with one or more other entities; or

•	the liquidation of CCBN.COM or the sale or disposition of substantially all of its assets or outstanding stock.

           No option may be granted under the 1999 plan after May 11, 2009, but the vesting and effectiveness of options previously granted may extend beyond that date. All options granted terminate upon expiration, or 10 days following the termination of the option holder’s employment by the employee or termination of an option holder’s employment for cause. If an option holder is terminated without cause or retires because of old age or disability, the option holder shall have 30 days or 90 days, in each respective case, to exercise any options that have not expired.

            The board of directors may amend, suspend or terminate the 1999 plan or any portion thereof at any time. However, our stockholders must approve any amendment to the 1999 plan that increases the number of shares which may be granted or substantially alters the eligibility provisions.

            2000 Outside Director Stock Option Plan.     Our 2000 Outside Director Stock Option Plan was adopted by our board of directors in January 2000, subject to stockholder approval. Under the terms of the director stock option plan, directors who are not our employees or employees of our subsidiaries receive non-qualified options to purchase shares of our Series A common stock. A total of 250,000 shares of our Series A common stock may be issued upon exercise of options granted under the director stock option plan.

           The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the director stock option plan. Under the terms of the director stock option plan, each non-employee director continuing as a director following this offering will receive an option to purchase 20,000 shares of our Series A common stock on the effective date of this offering at a price per share equivalent to the public offering price. In addition, each such non-employee director will receive an option to purchase 7,500 shares of our Series A common stock on the date of each annual meeting of stockholders commencing with the 2000 annual meeting of stockholders, at an exercise price per share equal to the closing price of our Series A common stock on the date of grant. In addition, individuals who become directors after this offering and are not our employees will receive an option to purchase 20,000 shares of Series A common stock on the date of his or her initial election to the board of directors and an option to purchase 7,500 shares of our Series A common stock on the date of each annual meeting of stockholders after his or her election. The exercise price per share of such options will be the closing price per share of our Series A common stock on the date of the grant. All options granted under the director stock option plan will be fully vested upon grant.

            2000 Employee Stock Purchase Plan.     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in January 2000, subject to stockholder approval. The employee stock purchase plan authorizes the issuance of up to a total of 300,000 shares of Series A common stock to participating employees.

           All of our employees, whose customary employment is more than 20 hours per week for more than five months in any calendar year, including our directors who are employees, and all employees of any participating subsidiaries, are eligible to participate in the employee stock purchase plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate. As of January 31, 2000, approximately 140 of our employees were eligible to participate in the employee stock purchase plan.

           On the first day of a designated payroll deduction period, the offering period, we will grant to each eligible employee who has elected to participate in the 2000 plan an option to purchase shares of Series A common stock as follows: the employee may authorize an amount (a whole percentage (up to 10%) of such employee’s base pay) to be deducted from such employee ’s base pay during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the 2000 plan, the option price is an amount equal to 85% of the average market price (as defined) per share of the Series A common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing the product of (i) $2,083 and (ii) the number of full months in the offering period by the closing market price of a share of Series A common stock on the commencement date of the offering period or such other lower number as may be determined by the board prior to the commencement date of the offering period. The compensation committee may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

           An employee who is not a participant on the last day of the offering period, as a result of voluntary withdrawal, termination of employment or for any other reason, is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. However, upon termination of employment because of death, the employee’s beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant’s account would purchase at the date of death.

            Because participation in the 2000 plan is voluntary, currently we cannot determine the number of shares of Series A common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) Plan

           We offer a 401(k) plan to our United States employees who meet certain defined requirements. Under the terms of the 401(k) plan, eligible employees may elect to make tax-deferred contributions. We do not match any amounts contributed to the plan by our employees.

CERTAIN TRANSACTIONS

           In April 1999, CCBN.COM, LLC merged with and into CCBN.COM, Inc., a Delaware corporation, thereby reorganizing the limited liability company as a corporation. Pursuant to the merger, our shares, previously designated “LLC common units” were converted into shares of common stock or convertible preferred stock based on a ratio of three shares of common stock or convertible preferred stock for every one LLC common unit. For the purposes of this section, transactions occurring prior to the reorganization are expressed in terms of the number of shares of common stock or convertible preferred stock issued upon conversion of LLC common units at the time of merger.

Private Placements of Equity

Sales of Common Stock and Convertible Preferred Stock

           In August and November 1997, we sold a total of 11,273,400 shares of Series A common stock for gross proceeds of $1,253:

•	we sold 7,740,000 of these shares to Jeffrey P. Parker, our Chief Executive Officer for a total price of $860.

•	we sold 2,373,750 of these shares to Robert I. Adler, our President, for a total price of $263.75.

           In October 1997, we sold 562,500 shares of Series A convertible preferred stock to Thomson Information Services at a price of $2.67 per share, for a total price of $1,500,000.

           In March 1998, we sold 344,043 shares of Series B convertible preferred stock at a price of $3.33 per share for gross proceeds of $1,146,810:

•	we sold 44,043 of these shares to Thomson Information Services for a total price of $146,810.

•	we sold 30,000 of these shares to The Robert C. McCormack 1967 Trust, a trust for the benefit of Robert C. McCormack, one of our directors, for a total price of $100,000.

           In July and August 1998, we sold 311,400 shares of Series D common stock for gross proceeds of $34.60, of which we sold 47,250 shares to Robert I. Adler, our President, for a total price of $5.25. We issued 47,250 shares of Series C common stock to Mr. Adler instead of Series D common stock. Prior to the completion of this offering we intend to cancel the Series C common stock and issue Series D common to Mr. Adler in lieu thereof.

           In November 1998, we sold 41,544 shares of Series C convertible preferred stock to Thomson Information Services, Inc. at a price of $5.01 per share, for a total price of $208,274.

           In March 1999, we issued 92,046 shares of Series D convertible preferred stock at a conversion price of $9.42 per share to the Parker Family Limited Partnership in satisfaction of certain demand notes dated November 23, 1998 and December 7, 1998 in the aggregate principal amount of $850,000, and accrued interest in the amount of $16,797, for a total amount of $866,797. Jeffrey P. Parker, one our Founders and our Chief Executive Officer, manages the Parker Family Limited Partnership.

            Also in March 1999, we sold 94,500 shares of Series E common stock for gross proceeds of $10.50.

•	we sold 54,000 of these shares to Robert I. Adler, our President for a total purchase price of $6.00

           In June 1999, we sold 617,924 shares of Series D convertible preferred stock at a price of $9.42 per share, for gross proceeds of $5,818,996.

•	we sold 86,358 of these shares to Thomson Information Services for a total price of $813,234.

•	we sold 200,676 of these shares to Information Associates-II, L.P. for a total price of $1,889,765. Robert C. McCormack, one of our directors, is affiliated with Information Associates-II, L.P.

•	we sold 11,706 of these shares to IA-II Affiliates Fund, L.L.C. for a total price of $110,235. Robert McCormack, one of our directors, is affiliated with IA-II Affiliates Fund, L.L.C.

•	we sold 53,095 of these shares to Richard E. Hanlon, one of our directors, for a total price of $499,996.

•	we sold 3,568 of these shares to Robert C. McCormack, one of our directors, for a total price of $33,600.

           In December 1999, we sold 207,980 shares of Series E convertible preferred stock at a price of $16.10 per share, for gross proceeds of $3,348,478.

•	we sold 93,168 of these shares to AOL for a total price of $1,500,005. Richard E. Hanlon and Robert C. Shenk, our directors, are affiliated with AOL.

•	we sold 114,812 of these shares to Thomson Information Services for a total price of $1,848,473.

Other Transactions

Registration Rights

           As of the closing of this offering, the holders of 4,698,111 shares of Series A common stock will be entitled to rights to register their shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities. These holders include:

•	The Parker Family Limited Partnership, controlled by Jeffrey P. Parker, one of our founders and our Chief Executive Officer, which will own 276,138 shares of Series A common stock;

•	AOL, which is affiliated with Richard E. Hanlon and Robert C. Shenk, our directors, and which will own 279,504 shares of Series A common stock;

•	Thomson Information Services, which will own 2,547,771 shares of Series A common stock;

•	Richard E. Hanlon, one of our directors, who will own 159,285 shares of Series A common stock; and

•	Robert C. McCormack, one of our directors, who will own 10,704 shares of Series A common stock.

           The registration rights:

•	are held by all persons and entities that participated in our Series D and Series E convertible preferred stock financings;

•	allow holders to require us to register their shares under the Securities Act; and

•	allow holders to include their shares in registration statements filed by us.

           For a more detailed description of the registration rights, see “Description of Capital Stock—Registration Rights. ”

AOL

           In December 1999, we entered into a service agreement with AOL. Under the agreement, we will pay $14.1 million to AOL in quarterly installments over the 40-month term of the agreement. We initially paid $1.5 million to AOL in December of 1999 and will pay $4.8 million, $3.8 million, and $3.9 million in the years ending December 31, 2000, 2001, and 2002. Upon an initial public offering, these quarterly payments will be accelerated by one quarter. In exchange, we obtained “Premier Status” as the premier aggregator and provider of investor relations information to subscribers of AOL over the term of the agreement.

           AOL has the exclusive right to sell advertisements on our co-branded sites within the AOL network agreed upon as long as advertising revenue targets are met. AOL will share with us a portion of the advertising revenues generated, depending on the volume of advertising sold.

           As an additional incentive we have granted to AOL a stock subscription warrant which potentially entitles AOL to purchase up to 1,596,650 additional shares of our of Series E convertible preferred stock. Upon the closing of this offering and the conversion of Series E preferred stock to Series A common stock, the stock subscription warrant will potentially entitle AOL to purchase 4,789,950 shares of our Series A common stock. Under the Stock Subscription Warrant, AOL becomes entitled to subscribe for and purchase shares of our Series E convertible preferred stock if advertising sales under our service agreement with AOL meet specified objectives. Warrants for up to 532,217 shares may vest from commencement of the agreement until March 31, 2001. Warrants for up to 1,065,432 (including the number of warrants vested in the first vesting period) may be vested in the period from April 1, 2001 to March 31, 2002. Warrants for up to 1,596,650 (including the number of warrants vested in the first two vesting periods) may vest in the period from April 1, 2002 to March 31, 2003. The vesting of those warrants may accelerate upon change of control. All of the warrants may become immediately exercisable if:

•	the services agreement between us and AOL is terminated because of our material breach of that agreement;

•	an AOL competitor consolidates or merges with us and our current stockholders do not own a majority of the voting stock of the resulting or surviving corporation;

•	Jeffrey P. Parker, our Chief Executive Officer, becomes the holder of more than 60% of our voting stock; or

•	we sell all of our assets to an AOL competitor.

            Warrants for the first 250,000 shares of Series E convertible preferred stock have an exercise price of $16.10 per share. The exercise price of the remaining warrants will be set at 90% of the fair market value at the date the warrants vest or, in the event of a merger, AOL may elect to exercise the warrants for a price determined based on the merger consideration. As of December 31, 1999 no warrants had vested.

           A voting agreement by and among us and some of our stockholders provides for the election of a nominee to be designated by AOL to the board of directors, provided that AOL maintains a specified percentage equity interest in us. This agreement terminates upon the closing of this offering.

            Also in December 1999, AOL purchased 93,168 shares of our Series E convertible preferred stock. In connection with this investment, AOL was granted rights to acquire additional shares of our capital stock and a right of first offer in the event of our proposed sale, all of which terminate upon the closing of this offering.

           For additional details regarding our relationship with AOL see “AOL Relationship.”

Stock Options Granted to Executive Officers

           For additional information regarding the grant of stock options to executive officers and directors, see “Management — Director Compensation,” “ — Management Compensation,” and “ — 1999 Incentive and Non-Qualified Stock Option Plan” and “Principal and Selling Stockholders.”

Loans to Us

            In November and December 1998, we borrowed an aggregate amount of $850,000 from the Parker Family Limited Partnership, which is managed by Jeffrey P. Parker, one of our founders and our Chief Executive Officer, by making two demand promissory notes, one dated November 23, 1998 in the amount of $500,000 and the second dated December 7, 1998 in the amount of $350,000. In March 1999, the Parker Family Limited Partnership accepted 92,046 shares of Series D convertible preferred stock at a price of $9.42 per share as satisfaction in full of the demand notes, including interest.

Terms of Transactions

           We believe that all of the transactions described above were made on terms no less favorable to us than would have been obtained from unaffiliated third-parties. We have adopted a policy under which all future transactions between us and any of our directors or executive officers must be on terms no less favorable to us than would have been obtained from unaffiliated third-parties and must be approved by a majority of the disinterested members of the board of directors.

PRINCIPAL STOCKHOLDERS

           The following table sets forth information regarding the beneficial ownership of our Series A common stock as of December 31, 1999, as adjusted to reflect the sale of Series A common stock offered by us in this offering for:

•	each person or entity or group of affiliated persons or entities known by us to beneficially own 5% or more of our outstanding shares of Series A common stock;

•	each individual named in the Summary Compensation Table on page 49;

•	each of our directors; and

•	all of our executive officers and directors as a group.

            Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, none of these persons or entities has a relationship with us or, to our knowledge, any of the underwriters or their respective affiliates. Unless otherwise indicated, subject to applicable community property laws, each person or entity named in the table below has sole voting and investment power (or shares such power with his or her spouse) with respect to all shares of Series A common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on           shares of Series A common stock outstanding as of December 31, 1999, assuming the conversion of the outstanding shares of our other series of common stock and each series of convertible preferred stock, as a result of this offering, and assuming completion of this offering on                      , 2000. In computing the number of shares of Series A common stock beneficially owned by a person and the percentage ownership of that person, shares of Series A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of beneficial ownership after the offering is based on           shares, including the           shares to be sold in this offering.

           Our company may sell up to          shares in connection with the exercise of the underwriters’ over-allotment option. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters’ over-allotment option.
Name of Beneficial Owner	Shares Beneficially Owned (#)	Percentage of Series A Common Stock Beneficially Owned(%)
		Before the Offering	After the Offering
Executive Officers and Directors:
Jeffrey P. Parker	8,016,138	44.5%
Robert I. Adler	2,321,719	12.9
Roland C. Beaulieu	*	—
Keith B. Jarrett	2,562,771	14.2
Robert C. McCormack	737,850	4.1
Richard E. Hanlon	438,789	2.4
Robert C. Shenk, Jr.	*	—	—
All directors and executive officers as a group (7 persons)	14,077,267	78.2

5% Stockholders Not Listed Above:
Thomson Information Services, Inc. 22 Thomson Place, Boston, MA 02210	2,547,771	14.2%

*	Indicates beneficial ownership of less than 1% of the total outstanding Series A common stock.

            Executive Officers and Directors

            Additional information regarding the beneficial ownership of shares held by our executive officers and directors is contained below. The address for each executive officer and director named above is 200 Portland Street, Boston, Massachusetts 02114.

•
Jeffrey P. Parker.     These shares include 276,138 shares held by the Parker Family Limited Partnership which Mr. Parker control. Mr. Parker disclaims beneficial ownership of the shares held by the Parker Family Limited Partnership except to the extent of his pecuniary interest in such shares arising from his general partnership interest in the Parker Family Limited Partnership.

•
Keith B. Jarrett.     These shares include 2,547,771 shares indicated as owned by Mr. Jarrett due to his affiliation with Thomson Financial Information. Mr. Jarrett disclaims beneficial ownership of the shares held by Thomson Financial Information, Inc. The remaining 15,000 shares are issuable upon the exercise of vested options.

•
Robert C. McCormack.     These shares include 637,146 shares indicated as owned by Mr. McCormack due to his affiliation with funds affiliated with Information Associates. Mr. McCormack is a general partner of Information Associates-II, L.P., and a general partner of IA-II Affiliates Fund, L.L.C. Mr. McCormack disclaims beneficial ownership of the shares held by Information Associates-II, L.P. and by IA-II Affiliates Fund, L.L.C., except to the extent of his pecuniary interest in such shares arising from his general partnership interest in Information Associates-II, L.P. and IA-II Affiliates Fund.

•	Richard E. Hanlon. These shares include 279,504 shares indicated as owned by Mr. Hanlon due to his affiliation with AOL. Mr. Hanlon disclaims beneficial ownership of the shares held by AOL.

DESCRIPTION OF CAPITAL STOCK

General

            After this offering, our authorized capital stock will consist of 150,000,000 shares of Series A common stock, $.001 par value per share, and 5,000,000 shares of convertible preferred stock, $.01 par value per share.

           As of January 15, 2000, there were outstanding the following shares of our capital stock held by the number of stockholders indicated:

Series of Capital Stock	Shares Outstanding	Number of Stockholders of Record
Series B common stock	189,563	11
Series C common stock	196,565	14
Series D common stock	156,801	18
Series E common stock	420,966	18
Series A convertible preferred stock	562,500	1
Series B convertible preferred stock	344,043	17
Series C convertible preferred stock	41,544	1
Series D convertible preferred stock	709,970	24
Series E convertible preferred stock	207,980	2

           As of January 15, 2000, there were outstanding options to purchase an aggregate of 2,570,601 shares of Series A common stock. All outstanding shares of Series B, Series C, Series D and Series E common stock and Series A, Series B, Series C, Series D and Series E convertible preferred stock will convert to Series A common stock automatically in connection with this offering.

           The following summary of certain provisions of our securities and various provisions of our amended and restated certificate of incorporation and our amended and restated by-laws, in each case in effect following this offering, is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated by-laws included as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

Series A Common Stock

            Holders of Series A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Series A common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Series A common stock are entitled to receive proportionately any such dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our Series A common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Series A common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Series A common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Series A common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Certain holders of Series A common stock have the right to require us to register their shares of Series A common stock under the Securities Act in certain circumstances. See “Shares Eligible for Future Sale.”

Preferred Stock

            Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

           The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

            According to the terms of an investors’ rights agreement, beginning January 1, 2003, the holders of an aggregate of 4,698,111 shares of Series A common stock upon the closing of this offering, including Thomson Information Services, AOL and other stockholders, may require us to file a registration statement under the Securities Act of 1933 with respect to the resale of their shares. To demand such registration, stockholders holding an aggregate of at least 2,349,056 shares must request that we file a registration statement to register the resale of their shares. Those stockholders must also request that at least 25% of the shares originally held by the stockholders upon the closing date of this offering or enough shares so that the offering would have an anticipated aggregate offering price of $10.0 million.

            Beginning 180 days after the effective date of this offering, AOL may require us to file a registration statement under the Securities Act of 1933 with respect to the resale of its shares, if AOL owns at least 5% of our Series A common stock on a fully-diluted basis, including Series A common stock issuable to AOL upon exercise of vested warrants to purchase Series A common stock. To demand such registration, AOL must request that we file a registration statement to register enough shares so that the offering would have an anticipated aggregate offering price of $2.5 million. AOL may demand only two of these registrations and the second request may only be made at least nine months after the first.

            Additionally, the holders of 4,698,111 shares of Series A common stock, including Thomson Information Services, AOL and other shareholders, will have piggyback registration rights with respect to the future registration of our shares of Series A common stock under the Securities Act. If we propose to register any shares of Series A common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.

           At any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, holders of demand registration rights may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of Series A common stock. However, they may only request one registration within any twelve month period and the minimum anticipated aggregated offering price must be $1.0 million.

            These registration rights are subject to conditions and limitations, including our right and, in the case of an underwritten public offering, the right of the managing underwriter, to limit the number of shares of Series A common stock to be included in the registration. We are generally required to bear all of the expenses of registrations under the registration rights agreement, except underwriting discounts and commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement. Registration of any of the shares of Series A common stock held by stockholders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

Warrants

           As of January 15, 2000 we had granted a stock subscription warrant to AOL. As of January 15, 2000, the stock subscription warrant did not entitle AOL to purchase any shares of our capital stock. See “Certain Transactions  — Other Transactions” for a description of the features of the stock subscription warrant issued to AOL.

Delaware Anti-Takeover Law and Charter and By-law Provisions

           We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

           The amended and restated by-laws which will be effective upon the closing of this offering provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. See “Management.” Under the by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitation on and filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from acquiring, control of our company.

           The amended and restated by-laws also provide that after this offering, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated by-laws will further provide that special meetings of the stockholders may only be called by our chairman of the board, the president or our board of directors. In order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide us with certain information. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third-party from making a tender offer for the Series A common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

            The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws will require the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

           The amended and restated certificate of incorporation which will be effective upon the closing of this offering contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our amended and restated certificate of incorporation will contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

           The transfer agent and registrar for our Series A common stock is                       , and its address is                                                     .

Nasdaq National Market Listing

           We have applied for approval for quotation of our Series A common stock on the Nasdaq National Market under the trading symbol “CCBX. ”

SHARES ELIGIBLE FOR FUTURE SALE

           If our stockholders sell substantial amounts of our Series A common stock in the public market following this offering, the prevailing market price of our Series A common stock could decline. Furthermore, because we do not expect any shares will be available for sale for 180 days after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Series A common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of the Series A common stock and our ability to raise equity capital in the future.

            Upon the closing of this offering, we will have outstanding an aggregate of          shares of our Series A common stock, based upon the number of shares outstanding at January 15, 2000 and assuming no exercise of the underwriters’ over-allotment option and no exercise of any outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further requirement for registration under the Securities Act unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares will be eligible for sale in the public market as follows:

Number of Shares	Date
[ ]	After the completion of this offering, freely tradeable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to 180-day lock-up agreements

[ ]	After 180 days from the completion of this offering, the 180-day lock-up will be released and these shares will eligible for sale in the public market under Rule 144
(subject, in some cases, to volume limitations), Rule 144(k) or Rule 701.

[ ]	After 180 days from the completion of this offering, restricted securities that have been held for less than one year and are not eligible for sale in the public market under Rule 144.

            Lock-up Agreements.    All of our directors and officers and all of our stockholders and option holders have signed or are otherwise subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our Series A common stock or any securities convertible into or exercisable or exchangeable for shares of our Series A common stock for 180 days after the date of this prospectus. Transfers or dispositions can be made sooner: (a) with the prior written consent of SG Cowen Securities Corporation, in the case of certain transfers to affiliates who sign identical lock-up agreements; or (b) if the transfer is a bona fide gift and the donee signs an identical lock-up agreement. SG Cowen Securities Corporation may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares subject to the lock-up agreements.

            Rule 144.    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Series A common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) 1% of the number of shares of our Series A common stock then outstanding, which will equal approximately               shares immediately after the offering; or (b) the average weekly trading volume of our Series A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

            Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the closing of this offering.

            Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

            Registration Rights.    After this offering, the holders of 4,698,111 shares of our Series A common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock —Registration Rights.” After any such registration of these shares, such shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our Series A common stock to decline.

            Stock Plans.    As of December 31, 1999, options to purchase 2,570,601 shares of Series A common stock were outstanding under our 1999 Incentive and Non-Statutory Stock Option Plan. After this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 covering shares of Series A common stock reserved for issuance under our 1999 plan, our director stock option plan and our employee stock purchase plan. Based on the number of options outstanding and shares reserved for issuance under our 1999 plan, our director stock option plan and employee stock purchase plan, the registration statements on Form S-8 will cover 8,050,000 shares. The Form S-8 registration statements will become effective immediately upon filing, whereupon, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the agreements with the underwriters referred to above, shares of Series A common stock to be issued upon exercise of outstanding options granted pursuant to our 1999 plan and our director stock option plan and shares of Series A common stock issued pursuant to our employee stock purchase plan (to the extent that such shares were not held by affiliates) will be available for immediate resale in the public market.

UNDERWRITING

           We have entered into an underwriting agreement with the underwriters named below regarding to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Dain Rauscher Incorporated, U.S. Bancorp Piper Jaffray Inc. and William Blair & Company, L.L.C. are the representatives of the underwriters.

Name	Amount
SG Cowen Securities Corporation
Dain Rauscher Incorporated
U.S. Bancorp Piper Jaffray Inc.
William Blair & Company, L.L.C.

Total

           The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series A common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

           The underwriters propose to offer the Series A common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the Series A common stock to securities dealers at that price less a concession not in excess of $          per share. Securities dealers may reallow a concession not in excess of $          per share to other dealers. After the shares of the Series A common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

           We have granted to the underwriters an option to purchase up to               additional shares of Series A common stock, at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days after the initial public sale of the Series A common stock. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.

           We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

           We, our directors and executive officers, all principal stockholders and certain other existing stockholders who hold an aggregate of               shares (including               shares issuable pursuant to options, all of which are exercisable within 60 days of                  , 2000, and shares issuable upon conversion of securities into our Series A common stock), based on the number of shares of Series A common stock outstanding as of                  , 1999, have agreed with the underwriters or are otherwise subject to agreements which provide that for a period of 180 days following the date of this prospectus, they will not dispose of or hedge any shares of Series A common stock or any securities convertible into or exchangeable for Series A common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party.

           The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Series A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Series A common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the Series A common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Series A common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Series A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

            Prior to this offering, there has been no public market for the Series A common stock. Consequently, the initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

           We estimate that our out-of-pocket expenses for this offering will be approximately $        .

LEGAL MATTERS

           The validity of the Series A common stock offered hereby will be passed upon for us by Hale and Dorr LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison, LLP, Washington, D.C.

EXPERTS

           The consolidated financial statements of CCBN.COM, Inc. as of December 31, 1998 and 1999 and for the period from February 13, 1997 (date of inception) through December 31, 1997 and for each of the two years in the period ended December 31, 1999 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

           We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of CCBN.COM, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Commission’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

           As a result of this offering we will be required to file annual, quarterly and current reports, proxy statements and other information with the Commission.

           You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

           Our Commission filings and the registration statement can also be reviewed by accessing the Commission’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

CCBN.COM, Inc.

INDEX TO FINANCIAL STATEMENTS

Page(s)
CCBN.COM, Inc.
Report of Independent Accountants	F-2
Consolidated Balance Sheets at December 31, 1998 and 1999	F-3
Consolidated Statements of Operations for the period from February 13, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the period from February 13, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999	F-5
Consolidated Statements of Cash Flows for the period from February 13, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999	F-7
Notes to Consolidated Financial Statements	F-8

TalkPoint Communications, Inc.
Report of Independent Accountants	F-22
Balance Sheets as of December 31, 1998 and September 30, 1999	F-23
Statements of Operations for the year ended December 31, 1998 and the nine months ended September 30, 1999	F-24
Statements of Stockholders’ Deficit for the year ended December 31, 1998 and the nine months ended September 30, 1999	F-25
Statements of Cash Flows for the year ended December 31, 1998 and the nine months ended September 30, 1999	F-26
Notes to Financial Statements	F-27

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999	F-33

            This is the form of the report that we expect to issue upon the filing of an amendment to the Company’s Certificate of Incorporation amending certain terms defined therein and effecting a three-for-one stock split of the Company’s common stock and an increase in the number of authorized shares of Series D common stock as discussed in Note 9 to the Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of CCBN.COM, Inc.:

           In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of CCBN.COM at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from February 13, 1997 (date of inception) through December 31, 1997 and for the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts
January 31, 2000

CCBN.COM, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		Pro Forma (Note 3) December 31, 1999
	1998	1999
			(unaudited)
Current assets:
Cash and cash equivalents	$1,067,269	$ 3,202,278	$ 3,202,278
Accounts receivable, net of allowance for doubtful accounts of $22,000 and $155,046 in 1998 and 1999, respectively	911,802	3,606,914	3,606,914
Prepaid and other current assets (Note 5)	463,173	2,383,182	2,383,182

Total current assets	2,442,244	9,192,374	9,192,374

Other assets	85,304	115,466	115,466
Property and equipment, net (Note 6)	326,059	1,631,968	1,631,968
Intangible assets, net	—	3,774,528	3,774,528

Total assets	$2,853,607	$14,714,336	$14,714,336

Current liabilities:
Accounts payable and accrued liabilities	$ 187,365	$ 1,137,740	$ 1,137,740
Accrued payroll and payroll taxes	358,151	794,162	794,162
Capital lease obligation	18,981	76,527	76,527
Deferred revenue	1,617,854	3,947,465	3,947,465
Notes payable to stockholder (Note 8)	850,000	—	—

Total current liabilities	$3,032,351	$ 5,955,894	$ 5,955,894

Capital lease obligation	$ 51,394	$ 193,342	$ 193,342
Convertible preferred stock:
Series A convertible preferred stock; $0.01 par value; 562,500 shares authorized, 562,500 issued and outstanding at December 31, 1998 and 1999 (at liquidation value), no shares issued and outstanding pro forma December 31, 1999	1,500,000	1,500,000	—
Series B convertible preferred stock; $0.01 par value; 344,043 shares authorized, 344,043 issued and outstanding at December 31, 1998 and 1999 (at liquidation value), no shares issued and outstanding pro forma December 31, 1999	1,146,810	1,146,810	—
Series C convertible preferred stock; $0.01 par value; 41,544 shares authorized, 41,544 issued and outstanding at December 31, 1998 and 1999 (at liquidation value), no shares issued and outstanding pro forma December 31, 1999	208,274	208,274	—
Series D convertible preferred stock; $0.01 par value; 891,314 shares authorized, 0 and 709,970 issued and outstanding at December 31, 1998 and 1999 (at liquidation value), respectively, no shares issued and outstanding pro forma December 31, 1999	—	6,685,793	—
Series E convertible preferred stock; $0.01 par value; 1,804,630 shares authorized, 0 and 207,980 issued and outstanding at December 31, 1998 and 1999 (at liquidation value), respectively, no shares issued and outstanding pro forma December 31, 1999	—	3,348,478	—

Total convertible preferred stock	2,855,084	12,889,355	—

Commitments and contingencies (Note 7)
Stockholder’s equity (deficit) (Notes 8, 9, and 10):
Series A common stock; $0.001 par value; 30,000,000 shares authorized; 11,250,000 and 11,436,573 issued and outstanding at December 31, 1998 and 1999, respectively, 17,980,755 shares issued and outstanding pro forma December 31, 1999	11,250	11,437	17,980
Series B common stock; $0.001 par value; 192,093 shares authorized; 212,400 and 189,563 issued and outstanding at December 31, 1998 and 1999, respectively, no shares issued and outstanding pro forma December 31, 1999	212	189	—
Series C common stock; $0.001 par value; 244,098 shares authorized; 266,400 and 196,565 issued and outstanding at December 31, 1998 and 1999, respectively, no shares issued and outstanding pro forma December 31, 1999	266	196	—
Series D common stock; $0.001 par value; 204,047 shares authorized; 189,900 and 156,801 issued and outstanding at December 31, 1998 and 1999, respectively, no shares issued and outstanding pro forma December 31, 1999	190	157	—
Series E common stock; $0.001 par value; 750,150 shares authorized; 657,450 and 420,966 issued and outstanding at December 31, 1998 and 1999, respectively, no shares issued and outstanding pro forma December 31, 1999	657	421	—
Additional paid-in-capital	101,674	15,933,957	28,817,732
Deferred compensation and other equity-related charges	(98,838)	(9,928,634)	(9,928,634)
Accumulated deficit	(3,100,633)	(10,341,978)	(10,341,978)

Total stockholder’s equity (deficit)	(3,085,222)	(4,324,255)	8,565,100

Total liabilities and stockholder’s equity (deficit)	$2,853,607	$14,714,336	$14,714,336

The accompanying notes are an integral part of the consolidated financial statements.

CCBN.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the period from February 13, 1997 (date of inception) through
December 31, 1997 and the years ended December 31, 1998 and 1999

	1997	1998	1999
Revenue	$ 27,311	$1,581,865	$8,696,829
Operating expenses:
Cost of revenue	54,713	957,954	3,760,689
Sales and marketing	438,055	1,960,040	5,256,298
General and administrative	155,541	600,004	2,225,094
Research and development	196,768	367,584	805,521
Equity-related compensation	—	2,622	1,693,457
Amortization of intangible assets	—	—	424,986

Total operating expenses	845,077	3,888,204	14,166,045

Loss from operations	(817,766)	(2,306,339)	(5,469,216)
Interest income, net	2,215	32,718	76,344

Net loss	(815,551)	(2,273,621)	(5,392,872)
Deemed dividend on Series E preferred stock	—	—	(1,848,473)

Net loss attributable to common stockholders	$(815,551)	$(2,273,621)	$(7,241,345)

Basic and diluted net loss per share	$ (0.20)	$ (0.24)	$ (0.68)
Shares used in computing basic and diluted net loss per share	4,058,603	9,434,174	10,664,025
Unaudited pro forma basic and diluted net loss per share			$ (0.49)
Shares used in computing pro forma basic and diluted net loss per share (unaudited)			14,717,032

The accompanying notes are an integral part of the consolidated financial statements.

CCBN.COM, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
for the period from February 13, 1997 (date of inception) through December 31, 1997 and the years end
December 31, 1998 and 1999

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock
Restricted stock grants
Issuance of Series A convertible preferred stock	562,500	$1,500,000
Net loss

Balances at December 31, 1997	562,500	1,500,000
Restricted stock grants
Forfeitures of restricted stock
Amortization of deferred compensation
Issuance of Series B and C convertible preferred stock			344,043	$1,146,810	41,544	$208,274
Net loss

Balance, December 31, 1998	562,500	1,500,000	344,043	1,146,810	41,544	208,274
Issuance of Series D convertible preferred stock							617,924	$5,818,996
Conversion of notes payable							92,046	866,797
Issuance of Series E convertible preferred stock									207,980	$3,348,478
Restricted stock grants
Forfeitures of restricted stock
Exercise of stock options
Deferred compensation related to grant of stock options
Amortization of deferred compensation
Issuance of common stock in connection with Talkpoint acquisition
Amortization of discount on Series E preferred
Net loss

Balance, December 31, 1999	562,500	$1,500,000	344,043	$1,146,810	41,544	$208,274	709,970	$6,685,793	207,980	$3,348,478

The accompanying notes are an integral part of the consolidated financial statements.

Series A Common Stock		Series B Common Stock		Series C Common Stock		Series D Common Stock		Series E Common Stock		Additional paid-in capital	Deferred compensation and other equity related charges	Accumulated deficit	Total
Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
11,273,400	$11,273											$ (10,020)	$ 1,253
		225,900	$226									(201)	25
													—
												(815,551)	(815,551)

11,273,400	11,273	225,900	226									(825,772)	(814,273)
				427,050	$427	311,400	$312	657,450	$657	$ 101,460	$ (101,460)	(1,240)	156
(23,400)	(23)	(13,500)	(14)	(160,650)	(161)	(121,500)	(122)			214			(106)
											2,622		2,622

													—
												(2,273,621)	(2,273,621)

11,250,000	11,250	212,400	212	266,400	266	189,900	190	657,450	657	101,674	(98,838)	(3,100,633)	(3,085,222)
										(42,610)			(42,610)
													—
										4,811,754	(3,009,056)	(1,848,473)	(45,775)
								94,500	95	1,538,091	(1,314,525)		223,661
(336,264)	(336)	(22,837)	(23)	(69,835)	(70)	(33,099)	(33)	(330,984)	(331)	530			(263)
2,700	3									3,597			3,600
										6,993,575	(6,993,575)		—

											1,469,807		1,469,807

520,137	520									2,527,346			2,527,866
											17,553		17,553
												(5,392,872)	(5,392,872)

11,436,573	$11,437	189,563	$189	196,565	$196	156,801	$157	420,966	$421	$15,933,957	$(9,928,634)	$(10,341,978)	$(4,324,255)

CCBN.Com, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 13, 1997 (date of inception) through
December 31, 1997 and the years ended December 31, 1998 and 1999

	1997	1998	1999
Cash flow from operating activities:
Net loss	$ (815,551)	$(2,273,621)	$(5,392,872)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	43,075	76,067	789,138
Provision for bad debts	—	22,000	130,046
Interest expense	—	—	16,797
Equity-based compensation	—	2,622	1,693,457
Changes in operating assets and liabilities:
Accounts receivable	(45,629)	(888,173)	(2,813,313)
Prepaid and other current assets	(47,875)	(415,298)	(1,966,727)
Accounts payable and accrued liabilities	42,864	144,502	618,514
Accrued payroll and payroll taxes	87,731	270,420	436,011
Deferred revenue	81,680	1,536,174	2,329,611

Net cash used by operating activities	(653,705)	(1,525,307)	(4,159,338)

Cash flow from investing activities:
Purchase of property and equipment	(129,224)	(237,789)	(1,301,672)
Acquisition of TalkPoint	—	—	(970,788)
Deposits and other long-term assets	(6,541)	(78,763)	(30,162)

Net cash used by investing activities	(135,765)	(316,552)	(2,302,622)

Cash flow from financing activities:
Proceeds from issuance of preferred stock	1,500,000	1,355,084	9,079,089
Proceeds from the issuance of restricted stock	1,278	155	11
Repurchase of forfeited restricted grants	—	(106)	(263)
Exercise of stock options	—	—	3,600
Proceeds from issuance of notes payable to stockholder	400,000	850,000	—
Repayment of notes payable to stockholder	—	(400,000)	—
Repayment of TalkPoint notes payable	—	—	(425,078)
Payments of capital lease obligations	—	(7,813)	(60,390)

Net cash provided by financing activities	1,901,278	1,797,320	8,596,969

Net change in cash and cash equivalents	1,111,808	(44,539)	2,135,009
Cash and cash equivalents at beginning of the period	—	1,111,808	1,067,269

Cash and cash equivalents at end of the period	$1,111,808	$1,067,269	$3,202,278

Supplemental cash flow information:
Cash paid during the year for interest	—	$ 22,775	$ 12,106
Supplemental disclosures of noncash transactions:
Acquisition of property and equipment under capital leases— Note 6
Conversion of note payable to shareholder—Note 8
Issuance of common stock for acquisition—Note 4

The accompanying notes are an integral part of the consolidated financial statements.

CCBN.COM, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business:

CCBN (the “Company”) provides internet-based solutions which enable direct communications between companies and investors. The Company’s primary services include:

•	IR Online—a turnkey, outsourced solution for public companies, which provides a comprehensive range of services designed to enable companies and their investors to communicate more efficiently, and

•	StreetEvents—a comprehensive, Internet-based portal for investment related event information of interest to investors, the brokerage community and companies.

IR Online was launched in August of 1997. The StreetEvents service was launched commercially in November 1999. Revenue recognized from StreetEvents in 1999 was not material.

            The Company was formed as an LLC in February of 1997 and reorganized as a “C” corporation in April 1999. As part of such reorganization, each Member received three shares of common stock and of preferred stock of the Company that was equal to the number of common and preferred Members’ Interests that such Member held immediately prior to the reorganization. The assets and liabilities of the limited liability corporation were transferred to CCBN at historical cost. The reorganization has been accounted for retroactively in the accompanying consolidated financial statements.

            Effective October 10, 1999 the Company acquired all of the outstanding shares of TalkPoint Communications, Inc. (“TalkPoint”) for cash and stock. The acquisition was accounted for as a purchase. The results of operations of TalkPoint are included with the consolidated results of the Company beginning on the effective date of the acquisition.

            The Company has incurred net losses since inception and expects to incur additional operating losses in the future as the Company continues to expand its service offerings and customer base. Without the proceeds of the contemplated initial public offering, the Company may be required to scale back its growth plans or raise additional financing, from new or previous investors.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents and are carried at market value.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Revenue Recognition

            The Company charges its clients subscription fees for the IR Online and StreetEvents services. The Company also charges a one-time set-up fee at the initiation of a contract. Clients may also purchase services for additional fees over and above the subscription fee.

            Revenue for the Company’s services is recognized ratably over the contract term for the services provided. Payments received and billings for service revenue, prior to the service period, are classified as deferred revenue. One-time set-up fees charged to clients are deferred and recognized over the client’s initial contract term. One time commission fees paid to the sales force are deferred and are recognized over the client’s initial contract term. Fees for additional services are recognized when the service is delivered to the client.

Property and Equipment

            Property and equipment is carried at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from accounts and any resulting gain or loss is reflected in income.

            Depreciation is expensed over the estimated useful lives of the assets, which are three years for computer equipment, purchased software, and furniture and fixtures. Leasehold improvements are depreciated over the lesser of their useful life or the remaining period of the related leases.

Research and Development Costs

            Research and development costs are charged to expense when incurred. On January 1, 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Accordingly, the Company’s policy is to capitalize costs associated with the development and implementation of its operating systems, including internally and externally developed software. Internal costs eligible for capitalization under SOP 98-1 of $297,060 were capitalized in 1999. These costs are being amortized over 30 months. Amortization expense for the year ended December 31, 1999 was $26,733.

Recently Issued Accounting Pronouncements

            In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is currently analyzing this new standard.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Risks and Uncertainties

            The Company operates in one segment and is subject to a number of risks similar to other companies in the industry, including but not limited to, rapid technological change, uncertainty of market acceptance of the product, competition from substitute products and larger companies, protection of proprietary technology, ability to scale up its operations to support thousands of simultaneous users of its service, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.

            Financial instruments which potentially subject the company to concentrations of credit risk consist principally of money market funds and accounts receivable. The company maintains all of its money market funds with one banking institution.

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Intangible Assets

            Intangible assets include the completed technology, trademarks and goodwill assumed in the acquisition of TalkPoint. These assets are being amortized using the straight-line method over the estimated economic lives ranging from two to three years. Accumulated amortization was $424,986 at December 31, 1999.

Accounting for Stock-Based Compensation

            CCBN accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of CCBN’s common stock at the date of grant. From time to time the Company grants performance based options and restricted stock to employees. These grants are accounted for as variable grants, and are remeasured at each balance sheet date and a charge is recorded as the performance criteria are met and the restricted stock or options vest. Options and restricted stock granted to nonemployees are considered variable grants under EITF 96-18. The value of the grants are remeasured over the shorter of the vesting period or the period of performance and the related charge is recorded. CCBN has adopted the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” through disclosure only (Note 10). All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123.

Long-Lived Assets

            The Company periodically evaluates the net realizable value of long-lived assets, including goodwill and other intangible assets and property, plant and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value.

Income Taxes

            Prior to its reorganization as a C Corporation in 1999 (Note 1), CCBN was treated as a Limited Liability Corporation for federal and state income tax purposes. Accordingly, no provision for corporate income taxes was recorded during this period and all losses were passed through to CCBN’s members. Had the Company recognized a provision for income taxes during such period the provision would have been nominal due to net operating losses incurred since inception. At the time of its reorganization, CCBN adopted the liability method of accounting for income taxes as set forth in SFAS No. 109, “Accounting for Income Taxes.”

Advertising Expense

            CCBN recognizes advertising expense as incurred. Advertising expense was approximately $0, $2,338 and $25,160 for the period from February 13, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

Comprehensive Loss

The Company adopted SFAS No. 130, “Reporting Comprehensive Income,” effective January 1, 1998. No differences exist between net loss and comprehensive loss.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Pro Forma Balance Sheet (Unaudited)

            Upon the closing of the Company ’s initial public offering, all of the outstanding shares of Series A, B, C, D and E convertible preferred stock will automatically convert on a 3-for-1 basis and Series B, C, D and E common stock will automatically convert on a .9885-for-1, .9845-for-1, .9848-for-1 and .9758-for-1 basis respectively, to shares (approximately 6,544,180 shares) of the Company ’s Series A common stock assuming an offering price of greater than $          per share. The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of the convertible preferred stock into common stock at December 31, 1999.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

3.   Net Loss per Share and Unaudited Pro Forma Net Loss per Share

            Net loss per share is computed under SFAS No. 128, “Earnings Per Share.” Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted loss per share does not differ from basic loss per share since potential common shares from conversion of preferred stock and exercise of stock options are antidilutive for all periods presented and therefore are excluded from the calculation of diluted loss per share. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common shares, as if the shares had converted immediately upon their issuance.

The following sets forth the computation of net loss per share:

	Period from February 13, 1997 through December 31, 1997	Year Ended December 31,
		1998	1999
Numerator:
Net loss attributable to common shareholders	$ (815,551)	$(2,273,621)	$(7,241,345)

Denominator:
Weighted average common shares, basic and diluted	4,058,603	9,434,174	10,664,025

Net loss per share:
Basic and diluted	$ (0.20)	$ (0.24)	$ (0.68)

The following potentially dilutive common shares were excluded because their effect was antidilutive:

	1997	1998	1999
Convertible preferred stock	1,687,500	2,844,261	5,598,111
Stock options	—	—	2,570,601
Warrants	—	—	4,789,950
Unvested restricted stock	2,709,297	2,734,529	730,898

            Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding, including potentially dilutive common shares arising from the convertible preferred stock (using the if-converted method), which will automatically convert into Series A common stock upon an initial public offering as if converted at the original date of issuance, for both basic and diluted earnings per share.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following sets forth the computation of pro forma net loss per share:

Year Ended December 31, 1999
Numerator:
Net loss	$ (7,241,345)

Denominator:
Weighted average common shares (denominator for basic and diluted calculation)	14,717,032

Proforma net loss per share:
Basic and diluted	$ (0.49)

            The following potentially dilutive common shares were excluded because their effect was antidilutive: 2,570,601 options for common stock; 1,596,650 warrants for preferred stock (on initial public offering converts to 4,789,950 warrants for common stock); and 730,898 unvested restricted stock.

4.   Acquisition

            CCBN entered into an agreement effective October 10, 1999, for the purchase of TalkPoint, a provider of web-based presentation tools and services. The purchase price consisted of $970,788 in cash (including transaction costs) the issuance of 520,137 shares of Series A Common Stock and the assumption of liabilities of $800,071, for a total purchase price of $4,298,710. The purchase price was allocated to the fair value of the assets acquired including tangible assets of $99,196 consisting primarily of computer and office equipment, and intangible assets of $4,199,514 consisting primarily of completed technology of $1,698,278 and trademarks of $102,353. No patents, material non-competition agreements or operating know-how was acquired. No value was ascribed to the employee base. The remaining excess of purchase price of $2,398,883 was allocated to goodwill, which is being amortized over its estimated useful life of three years. The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1998 as if the acquisition of TalkPoint had been completed on January 1, 1998. The unaudited pro forma data gives effect to actual operating results prior to the acquisition for adjustments to amortization of goodwill and other intangible assets. These pro forma amounts do not purport to be indicative of actual results had the acquisition had occurred on January 1, 1998 or that may be obtained in the future.

	Year Ended December 31,
	1998	1999
	(unaudited)
Net Revenue	$1,611,426	$8,751,340
Net loss attributable to common shareholders	(2,646,840)	(9,211,453)
Net loss per common share:
Basic and diluted	(0.27)	(0.83)
CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

5.   Prepaid Expenses

As of December 31, 1998 and 1999, prepaid expenses includes:

	1998	1999
Prepaid commissions	$374,264	$ 682,049
Prepaid carriage fees	—	1,417,750
Other	88,909	283,383

	$463,173	$2,383,182

6.   Property and Equipment

Property and equipment are stated at cost and consist of the following at December 31:

	1998	1999
Computer equipment, purchased software and internally de- veloped software	$ 289,468	$1,452,914
Furniture and fixtures	98,688	575,628
Leasehold improvements	62,703	84,531

Total property and equipment	450,859	2,113,073
Less accumulated depreciation	(124,800)	(481,105)

Property and equipment, net	$ 326,059	$1,631,968

            Furniture and fixtures acquired under capital leases were $78,139 and $264,926, for the years ended December 31, 1998 and 1999, respectively. Accumulated depreciation for furniture and fixtures acquired under capital leases is $2,424 and $53,409 at December 31, 1998 and 1999, respectively.

7.   Commitments and contingencies

Operating Leases

The Company leases certain facilities under operating lease agreements expiring in 2004. Minimum lease payments as of December 31, 1999 are as follows:

Year
2000	$ 602,828
2001	627,926
2002	160,725
2003	118,252
2004	39,417

$1,549,148

            Rent expense for the years ended December 31, 1998 and 1999 was $153,725 and $389,600, respectively. For the period from February 13, 1997 (date of inception) to December 31, 1997, rent expense was $41,625.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Capital Leases

The Company entered into capital lease agreements for furniture and fixtures. Future minimum payments under these leases at December 31, 1999 are as follows:

Year
2000	$ 96,155
2001	91,795
2002	79,369
2003	28,476
2004	11,963

Total	307,758
Less amount representing interest	(37,889)

Present value of future lease payments	269,869
Less current portion	(76,527)

Long-term portion	$193,342

The Company has commitments for payments to America On Line (“AOL”) for $4,837,037, $3,881,481, and $3,881,481 in the years ending December 31, 2000, 2001 and 2002, respectively (see Note 9).

In 1999 the Company entered into a two year agreement for hosting services. The future minimum commitments under this agreement are $725,832.

8.   Note Payable to Stockholder

            The Company issued demand notes to the Parker Family Limited Partnership (“the Investor”). Mr. Jeff Parker, general partner of the Investor, serves as Chairman of the Board of Directors and Chief Executive Officer for the Company and owns 44.5% of the outstanding shares of the Company. At December 31, 1997 and 1998, the Company had $400,000 and $850,000 outstanding, respectively, under the terms of the demand note. The demand notes bear interest at a rate of 6% annually on the average aggregate principal amount outstanding and are payable on demand. Interest expense was $14,000 and $7,177 for the years ending December 31, 1997 and 1998, respectively. In June 1999 notes payable in the amount of $850,000 and accrued interest of $16,797 were converted into 92,046 shares of Series D convertible preferred stock.

9.   Capital Structure

            The authorized capital stock of the Company consists of (i) 31,390,388 shares of voting common stock ( “Common Stock”) authorized for issuance with a par value of $0.001, of which 30,000,000 shares are designated as Series A common stock, 192,093 are designated as Series B common stock, 244,098 are designated as Series C common stock, 204,047 are designated as Series D common stock and 750,150 are designated as Series E common stock and (ii) 3,644,031 shares of preferred stock with a par value of $0.01, of which 562,500 shares are designated as Series A convertible preferred stock ( “Series A preferred stock”), 344,043 shares are designated as Series B convertible preferred stock (“Series B preferred stock ”), 41,544 shares are designated as Series C convertible preferred stock (“Series C preferred stock”), 891,314 shares are designated as Series D convertible preferred stock ( “Series D preferred stock”) and 1,804,630 shares are designated as Series E convertible preferred stock (“Series E preferred stock, ” collectively “preferred stock”). The limit on shares authorized did not come into effect until April 1999, when the Company reorganized from an LLC to a “C” Corporation.

In October of 1997, the Company issued 562,500 shares of Series A preferred stock at $2.67 per share to investors for total consideration of $1,500,000.

            The holders of the preferred stock have voting rights equivalent to the number of shares of common stock into which their shares convert. Preferred stock is convertible at any time by the holders, at a conversion rate of 3-to-1 adjusted for certain events including stock splits and dividends. Upon liquidation, holders of Series A, B, C, D and E preferred stock are entitled to receive, out of funds then generally available, $2.67, $3.33, $5.01, $9.42 and $16.10; respectively per share, plus any declared and unpaid dividends, thereon. Following payment to holders of all other classes of preferred stock to which each series of preferred stock is subordinate, holders of each series of preferred stock are entitled to share in remaining available funds on an “as-if converted” basis with holders of common stock, if any.

            In the event preferred stock is issued to any party, the Series A preferred stockholder has the right to purchase additional preferred stock, at a price equal to the greater of the fair market value of the common stock or the price paid in the Company ’s most recent equity financing, to retain its percentage of ownership. Such preemptive right does not apply to common stock issued in connection with an initial public offering, following such time as the Series A Convertible preferred stockholder ownership is less than 5%, or to issuances less than 990,000 common shares to consultants, or agents of the Company.

In March 1998, the Company issued 344,043 shares of Series B preferred stock at $3.33 per share to investors for total consideration of $1,146,810.

In October 1998, the Company issued 41,544 shares of Series C preferred stock at $5.01 per share to investors for total consideration of $208,274.

In June 1999, the Company issued 617,974 shares of Series D preferred stock at $9.42 per share to investors for total consideration of $5,776,386 (net of offering costs of $42,610).

            In December 1999, the Company issued 207,980 shares of Series E preferred stock at $16.10 per share to strategic investors for total consideration of $3,302,703 (net of offering costs of $45,775). The 114,812 shares of Series E preferred stock sold to a strategic investor were considered to be sold below fair value, which results in a beneficial conversion feature of $1,848,473. This beneficial conversion feature has been recognized as a deemed dividend and increases net loss attributable to common shareholders. 93,168 shares of the Series E preferred stock were sold to AOL, a strategic partner of the Company. In December 1999, AOL also entered into a service agreement with the Company. The 93,168 shares of Series E preferred stock sold to AOL were considered to be sold below fair value, which results in a deferred charge of $3,009,056 which is being amortized over the life of the services agreement with AOL. $17,553 has been included in selling and marketing expense in 1999.

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

             Under the services agreement, the Company will pay AOL $14,100,000 in carriage fees over the term of the agreement which is 40 months. The Company paid $1,500,000 to AOL in December of 1999 and payment terms provide for payments of $4,837,037, $3,881,481, and $3,881,481 in the years ending December 31, 2000, 2001, and 2002. Upon an initial public offering, such payments will be accelerated by one quarter. Carriage fees will be recognized as sales and marketing expense ratably over the term of the agreement. In exchange, the Company will be the premier provider of investor relations information to subscribers of AOL over the term of the agreement. During that term AOL has committed to provide a minimum number of impressions to the Company ’s presence on the AOL network. In addition, AOL has the right to sell advertisement on the Company’s sites and co-branded sites within the AOL network. AOL will pay the Company a percentage of the advertising fees earned, depending on the volume of advertising sold. The Company did not recognize any advertising revenue under this arrangement in the year ended December 31, 1999. Furthermore, the Company has granted to AOL warrants to purchase 1,596,650 additional shares of Series E preferred stock. Warrants for up to 532,217 shares may be vested during the period from commencement of the agreement through March 31, 2001. Warrants for up to 1,065,432 (including the number of warrants vested in the first vesting period) may be vested in the period from April 1, 2001 to March 31, 2002. Warrants for up to 1,569,650 (including the number of warrants vested in the first vesting periods) may be vested in the period from April 1, 2002 to March 31, 2003. The number of warrants vested is based on the advertising revenue generated by AOL on the Company’s site and co-branded sites in the AOL network. Warrants for the first 250,000 shares of Series E preferred stock have an exercise price of $16.10 per share. The exercise price of the remaining warrants will be set at 90% of the then fair market value at the date the warrants vest. At December 31, 1999 no warrants have vested. The fair value of the warrants will be calculated using the Black Scholes valuation model at the time the performance criteria are met and the warrants vest. The value of the vested warrants will be recognized as sales and marketing expense in the period the warrants become vested.

As of December 31, 1999, all outstanding shares of preferred stock will automatically convert into shares of common stock upon the closing of the anticipated public offering as follows:

Shares of common stock
Series A preferred stock	1,687,500
Series B preferred stock	1,032,129
Series C preferred stock	124,632
Series D preferred stock	2,129,910
Series E preferred stock	623,940

5,598,111

Stock Split

            On April 1, 1999, the Company effected a 3-for-1 stock split through a stock dividend of common stock and preferred stock. On January 31, 2000, the board of directors declared a
3-for-1 stock split of only the Company’s common stock, which will be effective as of                      . All references to preferred and common stock share and per share amounts including options and warrants to purchase common stock have been retroactively restated to reflect these stock splits for all periods presented.

            On the completion of an initial public offering, all shares of Series B, C, D and E Common Stock shall automatically convert into shares of Series A Common Stock. As of December 31, 1999, the number of shares of Series A common stock into which Series B, C, D and E common stock will automatically convert upon the closing of the anticipated public offering is as follows:

Shares of Series A
Common Stock Series
B	187,383
C	193,518
D	154,410
E	410,758

            The common stockholders are entitled to one vote per share. At December 31, 1999, the Company had reserved 13,904,731 shares of Series A common stock, for future issuance upon conversion of Series B, C, D, and E common stock, Series A, B, C, D and E preferred stock, and the exercise of warrants and stock options.

10. Stock Plans

1999 Option Plan

            In 1999, the Board of Directors adopted the 1999 Stock Incentive Plan (the “1999 Option Plan”) for the issuance of incentive and nonqualified stock options and restricted stock awards. The number of shares of common stock reserved for issuance under the 1999 Option Plan is 4,926,699 shares. Options to purchase common stock and restricted stock awards are granted at the discretion of the Board of Directors.

            Under the terms of the 1999 Option Plan, the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. The exercise price of nonqualified stock options may be less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors but in no case may the exercise price be less than the statutory minimum. The options have a term of ten years. Vesting of options granted is at the discretion of the Board of Directors, which typically is four years. Certain options issued to the sales force are immediately exercisable. Options issued to advisory board members vest at the end of seven years, and accelerate vest based on attendance at advisory board meetings.

            A restricted stock award provides for the issuance of common stock to directors, officers, advisory board members and employees at prices determined by the Board of Directors. Generally, 25% of the shares vest on the first anniversary of the date of purchase and, thereafter, the remaining shares vest on a quarterly basis through the fourth anniversary of the date of purchase. Certain restricted stock awards to the sales force vest based on performance of sales related goals. Restricted stock issued to advisory board members vest at the end of seven years, and accelerate vest based on attendance at advisory board meetings.

            During the year ended December 31, 1999, the Company recorded deferred compensation of $6,920,957 for stock options granted to employees which were subsequently determined to be below fair value. The Company is recognizing the compensation expense over the vesting period. In the year ended December 31, 1999, related expense recognized was $788,013.

            During the years ended December 31, 1998 and 1999, the Company recorded deferred compensation of $85,030 and $1,061,088 for performance based restricted stock granted to employees. The Company is recognizing the compensation expense during the period the performance criteria are met. In the year ended December 31, 1999, related expense recognized was $788,675.

            During the year ended December 31, 1999, the Company recorded deferred compensation of $72,618 for options granted to nonemployees. During the years ended December 31, 1998 and 1999, the Company recorded deferred compensation of $16,430 and $253,437, respectively for restricted stock granted to nonemployees. The Company is recognizing the compensation expense over the shorter of the vesting period or the period of performance. In the period ended December 31, 1998 and 1999, related expense recognized was $2,622 and $116,769, respectively.

A summary of activity under the Company’s 1999 Option Plan for the year ended December 31, 1999 is presented below:

	Shares	Weighted average exercise price
Outstanding at December 31, 1998	—	—
Granted	2,588,976	$1.56
Exercised	2,700	$1.33
Canceled	15,675	$0.76

Outstanding at December 31, 1999	2,570,601	$1.57

The following table summarizes information about stock options outstanding at December 31, 1999:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Exercisable
				Number of options	Weighted average exercise price
$0.67	636,735	9.26	$0.67	50,142	$0.67
$1.33	391,890	9.59	$1.33	7,800	$1.33
$2.00	1,541,976	9.80	$2.00	39,675	$2.00

$.67 – $2.00	2,570,601	9.64	$1.57	97,617	$1.26

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

             SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based compensation granted to employees using the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, deferred compensation cost for restricted stock awards and stock options granted to employees is measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the amount that must be paid to acquire the stock. For the year ended December 31, 1998 and 1999, the Company recorded $101,460 and $8,308,100 in deferred compensation for restricted stock awards and options to purchase common stock granted at exercise prices subsequently determined to be below the fair value of the common stock. Compensation expense of $2,622 and $1,693,457 was recognized during the years ended December 31, 1998 and 1999, respectively.

            Had the value of option granted been measured using the fair value method prescribed by SFAS No. 123, the fair value of the options granted for the year ended December 31, 1999 is estimated to be $2.98 per share. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free rate of 5.319%; no expected dividends; an expected life of 5 years; and no volatility. Had the Company accounted for stock options to employees under the fair value method prescribed under SFAS No. 123, net loss as reported for the year ended December 31, 1999 would have been $7,813,625. Basic and diluted net loss per share would have been $(0.73) on a pro forma basis for the year ended December 31, 1999. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

11.   Income Taxes

            There is no provision for income taxes for any of the periods presented. The difference between the amount of income tax benefit recorded of zero and the amount of income tax benefit calculated using the federal statutory rate of 34% is due to net operating losses being fully offset by a valuation allowance.

Deferred tax assets are comprised of the following:

December 31, 1999
Deferred tax assets:
Net operating loss carryforwards	$1,200,000
Other temporary difference	624,000

Gross deferred tax assets	1,824,000
Valuation allowance	(1,189,083)

Net deferred tax asset	634,917

Deferred tax liability	(634,917)

Net deferred tax assets	$ —

CCBN.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

             The Company has provided a full valuation allowance for its net deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

            At December 31, 1999, the Company has a net operating loss carryforward for federal and state purposes of approximately $3 million available to reduce future federal and state income taxes payable. These net operating loss carryforwards begin to expire in 2017 and 2002, respectively.

            Under the Internal Revenue Code, certain substantial changes in the Company’s ownership could result in an annual limitation on the amount of net operating loss and tax credit carryforwards which can be utilized in future years.

12. Subsequent Events

            In January 2000, the Company sold 49,589 shares of Series E convertible preferred stock to an executive of the Company in exchange for $200,000 in cash and a note for $600,000. The difference between the fair value of the stock and the purchase price for the number of shares purchased totals $1,185,177 and is considered to be compensation expense to be recognized in the quarter ending March 31, 2000. In addition, the Company granted options for the purchase of 600,000 shares of common stock with an exercise price of $3.33 and 150,000 options with an exercise price of $5.37 to the same executive. These option grants result in deferred compensation of $7,195,000, which will be amortized over the vesting period of 36 months.

            In January 2000, the 2000 Outside Director Stock Option Plan and the 2000 Employee Stock Purchase Plan were adopted by the Board of Directors and are subject to shareholder approval. A total of 250,000 and 300,000 shares of Series A common stock may be issued under the director stock option plan and the employee stock purchase plan, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of TalkPoint Communications, Inc.

           In our opinion, the accompanying balance sheets and the related statements of operations, stockholders’ deficit and of cash flows present fairly, in all material respects the financial position of TalkPoint Communications, Inc. as of September 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

           As discussed in Note 10, on October 12, 1999, TalkPoint Communications, Inc. was acquired by CCBN.COM, Inc.

Boston, Massachusetts
January 31, 2000

TALKPOINT COMMUNICATIONS, INC.

BALANCE SHEETS

	December 31, 1998	September 30, 1999
ASSETS
Current assets:
Cash and cash equivalents	$ —	$ 1,442
Accounts receivable, net of allowances for doubtful accounts of $0 and $3,000 at December 31, 1998 and September 30, 1999, respectively	1,500	11,845

Total current assets	1,500	13,287
Fixed assets, net	4,932	85,909

Total assets	$ 6,432	$ 99,196

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities;
Cash overdraft	$ 13,132	$ —
Line of credit	5,000	5,000
Accounts payable	112,889	292,073
Accrued interest	15,510	38,638
Accrued payroll taxes	49,057	—
Accrued expenses	—	41,389
Deferred revenue	19,159	8,363
Notes payable	80,000	80,000
Notes payable to related parties	113,550	340,078

Total current liabilities	408,297	805,541
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock Series A, $.01 par value; 246,000 shares authorized, none issued and outstanding at September 30, 1999 and December 31, 1998	—	—
Redeemable convertible preferred stock Series B, $.01 par value; 2,400,000 shares authorized, none issued and outstanding at September 30, 1999 and December 31, 1998	—	—
Stockholders’ deficit:
Common stock $.01 par value; 10,000,000 shares authorized, 3,080,303 and 3,105,303 issued and outstanding at December 31, 1998 and September 30, 1999	30,803	31,053
Additional paid-in capital	726,586	1,106,507
Note receivable from shareholder	(10,500)	—
Accumulated deficit	(1,148,754)	(1,843,905)

Total stockholders’ deficit	(401,865)	(706,345)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$ 6,432	$ 99,196

The accompanying notes are an integral part of these financial statements.

TALKPOINT COMMUNICATIONS, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31, 1998	Nine months ended September 30, 1999
Revenue	$ 29,561	$ 54,511
Operating expenses:
Cost of revenue	24,100	34,122
Selling, general and administrative	119,005	90,807
Research and development	259,675	246,934

Total operating expenses	402,780	371,863

Loss from operations	(373,219)	(317,352)
Interest expense	15,685	377,799

Net loss	$(388,904)	$(695,151)

The accompanying notes are an integral part of these financial statements.

TALKPOINT COMMUNICATIONS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
for the year ended December 31, 1998 and the nine months ended September 30, 1999

	Common stock		Additional paid-in capital	Note receivable	Accumulated deficit	Total stockholders’ deficit
	Shares	Par value
Balance at December 31, 1997	3,000,000	$30,000	$ 645,480	$ —	$ (759,850)	$ (84,370)
Issuance of common stock	80,303	803	81,106	(10,500)		71,409
Net loss					(388,904)	(388,904)

Balance at December 31, 1998	3,080,303	30,803	726,586	(10,500)	(1,148,754)	(401,865)
Issuance of common stocks	25,000	250	25,250			25,500
Repayment of note receivable				10,500		10,500
Issuance of warrants			354,671			354,671
Net loss					(695,151)	(695,151)

Balance at September 30, 1999	3,105,303	$31,053	$1,106,507	$ —	$(1,843,905)	$(706,345)

The accompanying notes are an integral part of these financial statements.

TALKPOINT COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 1998	Nine months ended September 30, 1999
Cash flows from operating activities:
Net loss	$(388,904)	$(695,151)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,544	9,885
Amortization of warrant issued with notes payable	—	354,671
Provision for bad debts		3,000
Changes in operating assets and liabilities:
Accounts receivable	5,475	(13,345)
Deferred revenue	19,159	(10,796)
Accounts payable	93,552	179,185
Accrued interest	15,510	23,128
Accrued payroll taxes	49,057	(49,057)
Accrued expenses	—	41,388

Net cash used in operating activities	(202,607)	(157,092)

Cash flows from investing activities:
Purchases of fixed assets	—	(90,862)

Net cash used in investing activities	—	(90,862)

Cash flows from financing activities:
Cash overdraft	13,132	—
Repayment of cash overdraft	—	(13,132)
Proceeds from notes payable to related parties	93,550	226,528
Repayment of notes payable	(10,000)	—
Issuance of common stock	71,409	36,000

Net cash provided by financing activities	168,091	249,396

Net increase (decrease) in cash and cash equivalents	(34,516)	1,442
Cash and cash equivalents, beginning of period	34,516	—

Cash and cash equivalents, end of period	$ —	$ 1,442

Supplemental disclosure of cash flow information:
Interest paid	$ 175	$ —
Conversion of notes payable to common stock	$ 10,500	$ —

The accompanying notes are an integral part of these financial statements.

TALKPOINT COMMUNICATIONS, INC.

NOTES TO FINANCIAL STATEMENTS

1.   Nature of the Business and Basis of Financial Statements

            TalkPoint Communications, Inc. (the “Company” or “TalkPoint”) was incorporated on July 15, 1996 to bring effective web-based presentation tools and services to market. The Company’s principal markets are companies which utilize multimedia presentations synchronizing narrative with audio using the telephone.

            TalkPoint Communications operates in one segment and is subject to the risks and uncertainties common to growing companies, including reliance on certain customers, growth and commercial acceptance of the Internet, dependence on principal products and services and third-party technology, activities of competitors and dependence on key personnel such as the Company’s Chief Executive Officer, and limited operating history.

2.   Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of the financial statements are as follows:

Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash Equivalents

            The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At September 30, 1999 and December 31, 1998, the Company ’s cash equivalents consisted of money market funds totaling approximately $1,442 and $0, respectively. The carrying amount in the financial statements approximates fair value due to the short maturity and holding period of these instruments.

Revenue Recognition

            Revenue for the Company’s service is recognized over the contract term for services provided. Payments received and billings for service revenue, prior to the service period, are classified as deferred revenue.

Fair Value of Financial Instruments

            The carrying amounts of TalkPoint ’s financial instruments, which include cash equivalents, accrued expenses and notes payable, approximate their fair values at September 30, 1999 and December 31, 1998.

TALKPOINT COMMUNICATIONS, INC,

NOTES TO FINANCIAL STATEMENTS—(Continued)

Concentrations of Credit Risk

            Financial instruments which potentially expose the Company to concentrations of credit risk include accounts receivable. The Company performs ongoing evaluations of customers ’ financial condition and does not generally require collateral. The Company maintains reserves for potential credit losses, which in the aggregate, have not exceeded management’s expectations.

At September 30, 1999, accounts receivable from three customers accounted for 100% of total accounts receivable. At December 31, 1998, one customer represented 100% of total accounts receivable.

            During the nine months ended September 30, 1999, revenue from two customers accounted for approximately 42% of total revenue. During the year ended December 31, 1998, revenue from four customers accounted for approximately 61% of total revenue.

Fixed Assets

            Fixed assets are recorded at cost and depreciated over their estimated useful lives, generally three years, using the straight-line method. Capital leases and leasehold improvements are amortized over the shorter of the lease life or the estimated useful life of the asset. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income. Maintenance and repair costs are expensed as incurred.

Research and Development and Software Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Advertising Expense

            The Company recognizes advertising expense as incurred. Advertising expense was approximately $500 and $0 for the year ended December 31, 1998, and the nine months ended September 30, 1999, respectively.

Income Taxes

            The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized based on temporary differences between the amounts presented in the financial statements and the tax basis of assets and liabilities using current statutory tax rates. A valuation allowance is established against net deferred tax assets, if based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

TALKPOINT COMMUNICATIONS, INC,

NOTES TO FINANCIAL STATEMENTS—(Continued)

Comprehensive Income

            Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130), is effective for fiscal years beginning after December 15, 1997. SFAS 130 requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 in the fiscal year ended December 31, 1998. No difference between comprehensive income and net income exists.

4. Fixed Assets

Fixed assets consist of the following:

	Estimated useful life in years	September 30, 1999	December 31, 1998
Computer equipment and software	3	$101,492	$10,630
Less — accumulated		15,583	5,698

		$ 85,909	$ 4,932

Depreciation expense for the nine months ended September 30, 1999 and the year ended December 31, 1998 was $9,885 and $3,544, respectively.

5. Borrowings

            In April 1999, the Company entered into a line of credit with the CEO of the Company providing borrowings of up to $200,000 at a lending rate of 9%. Borrowings under this line of credit are payable on demand. At September 30, 1999 and December 30, 1998 there was $5,000 outstanding under this line of credit.

            In January, March, April, and May of 1999, the Company entered into convertible note agreements with the CEO of CCBN.COM, Inc. totaling $220,000. The notes are payable 90 days from the date of issuance and bear interest at a rate of prime plus 2%. At September 30, 1999, the Company had $220,000 in convertible notes outstanding. The convertible notes are secured by substantially all assets of the Company. The notes are personally guaranteed by the CEO of the Company.

            In connection with the convertible notes, the Company granted warrants to purchase 90,355 shares of the Company’s common stock at an exercise price of $1.02 per share. These warrants are exercisable immediately and expire ten years from the grant date. The fair value of the warrants, estimated to be approximately $84,016 at issuance, has been recorded as additional paid-in capital and has been amortized to interest expense. The value of the warrants was estimated using the Black-Scholes valuation model at the date of grant.

            On April 6, 1999 the Company granted a warrant to the CEO of CCBN.COM, Inc. to purchase common stock equal to 10% of the fully diluted shares of the Company, (317,102 shares at April 6, 1999, 319,566 shares at September 30, 1999). The exercise price relating to this warrant is $1.35 per share. The warrant is exercisable immediately and expires ten years from the grant date. The fair value of the warrant, estimated to be $354,671, has been recorded as additional paid-in capital and has been amortized to interest expense. The value of the warrant was estimated using the Black-Scholes valuation model at the date of grant.

           On October 12, 1999, all of the above warrants were forfeited by the holder (Note 10).

6. Redeemable Preferred Stock

Redemption

            Series A and Series B Preferred Stock are redeemable anytime after July 10, 2003 at the option of the holders at a redemption price of $1.02 and $1.31 per share, respectively, plus any accrued but unpaid dividends.

Conversion

            Each share of the Series A and Series B Preferred Stock is convertible at any time at the option of the holder into shares of common stock at a ratio of one share of common stock for each share of Series A and Series B Preferred Stock, subject to certain anti-dilution adjustments. The Series A and Series B Preferred Stock will automatically convert to common stock immediately upon the closing of a public offering of the Company’s common stock resulting in gross proceeds of at least $15,000,000 based on an offering price per share of not less than $8.00.

Dividends

            The holders of Series A and Series B Preferred Stock are entitled to receive dividends at an annual rate of 6% of the original purchase price. Dividends are payable whether or not declared. There were no unpaid dividends on Series A and Series B Preferred Stock at September 30, 1999 and December 31, 1998.

Liquidation Preference

            In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A and Series B Preferred Stock are entitled to receive on a pro rata basis, prior and in preference to the holders of common stock, $1.02 per share and $1.31 per share, respectively, plus all accrued and unpaid dividends.

            After distribution of the above liquidation preference, and after distribution of $400,000 to holders of Special Designated Common Stock (Note 7), the holders of Series A and Series B Preferred Stock are entitled to receive an amount that would be distributable if converted into Common Stock.

Voting Rights

            Each holder of the Series A and Series B Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares are convertible at the record date for such vote.

TALKPOINT COMMUNICATIONS, INC,

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Stockholders’ Equity

Common Stock

            Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to preferential dividend rights of the preferred stockholders.

The Company has reserved 409,921 shares of common stock for the conversion of outstanding warrants.

Special Designated Common Stock

            If, and as long as shares of Series A or Series B Preferred Stock are issued and outstanding, shares of Common Stock held by Hoyt Prisock shall be identified as Special Designated Common Stock so that he shall be entitled to a liquidation preference of $400,000, but subject to the preference of Series A and Series B Preferred Stock. After payment of Liquidation Preference to Preferred Stockholders and after payment of $400,000 to Hoyt Prisock, the remaining assets of the Company shall be distributed among common shareholders.

8. Income Taxes

            There is no provision for income taxes for any of the periods presented. The difference between the amount of income tax benefit recorded of zero and the amount of income tax benefit calculated using the federal statutory rate of 34% is due to net operating losses being fully offset by a valuation allowance.

	September 30, 1999	December 31, 1998
Net operating carryforwards	$296,077	$144,424
Other temporary differences	119,698	15,485

Gross deferred tax assets	415,775	159,909
Deferred tax asset valuation allowance	(415,775)	(159,909)

	$ —	$ —

            The Company has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

            At September 30, 1999, the Company has federal and state net operating loss and research and development tax credit carryforwards of approximately $750,000 available to reduce future federal and state income taxes payable. These net operating loss carryforwards expire beginning 2017.

            Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership could result in an annual limitation on the amount of net operating loss and tax credit carryforward which can be utilized in future years.

TALKPOINT COMMUNICATIONS, INC,

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. Commitments and Contingencies

The Company leases its facilities under noncancelable operating leases.

Future lease obligations as of September 30, 1999 are as follows:

Operating leases
Three months ending December 31, 1999	$2,486
Year ending December 31, 2000	5,100

Total minimum lease payments	$7,586

Rental expense under operating leases for the nine months ended September 30, 1999 and the year ended December 31, 1998 was $7,423 and $7,863, respectively.

10. Subsequent Events

            On October 10, 1999 the Company was acquired by CCBN.COM, Inc. In connection with this acquisition, each shareholder of TalkPoint received $.31 in cash and .056 shares of CCBN.COM Series A common stock for each share of TalkPoint common stock held. Upon consummation of the acquisition, TalkPoint’s line of credit, notes payable and convertible notes payable, along with related accrued interest were repaid by CCBN.COM. Additionally, the warrants issued in connection with the convertible notes were forfeited by the noteholder.

            Prior to the acquisition, in October 1999, TalkPoint issued 5,805 shares of common stock to a consultant as payment for services rendered. Expense relating to the issuance of these common shares was $11,293 based on the fair value of the shares at the date of issuance.

CCBN.COM, INC.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

           On October 10, 1999, the Company acquired TalkPoint Communications, Inc. ( “TalkPoint”) for approximately $970,788 in cash (including transaction costs), the issuance of 520,137 shares of Series A Common Stock and the assumption of liabilities of $800,071, for a total purchase price of $4,298,710. This transaction was accounted for using the purchase method. The fair value of the net tangible assets acquired, consisting primarily of computer, network and communications equipment approximated $99,196. A portion of the purchase price was allocated to the completed technology and trademark which are each being amortized over two years. The remaining purchase price of $2,398,883 was allocated to goodwill which is being amortized over three years. No patents, noncompetition agreements or other operating know-how was acquired. No value was ascribed to the employee base.

           The results of operations of TalkPoint are included in the Company’s statement of operations from October 10, 1999, the date of acquisition.

           The following unaudited pro forma condensed statement of operations for the year ended December 31, 1999, present CCBN.COM, Inc. and TalkPoint assuming that the acquisition had occurred at the beginning of the year ended December 31, 1999. The unaudited pro forma condensed statement of operations is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been consummated as of January 1, 1999, and is not intended to indicate the expected results for any future period. This statement should be read in conjunction with the historical financial statements and related notes of the Company and TalkPoint, included herewith.

CCBN.COM, INC.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	Year Ended December 31, 1999
	CCBN.COM	Talkpoint Communic- ations, Inc. (A)	Adjustments		Total
Revenue	$8,696,829	$ 54,511			$8,751,340
Operating expenses:
Costs of revenue	3,760,689	34,122			3,794,811
Selling and marketing	5,256,298	28,346			5,284,644
General and administrative	2,225,094	62,461			2,287,555
Research and development	805,521	246,934			1,052,455
Equity related compensation	1,693,457				1,693,457
Amortization of intangible assets	424,986		$1,274,957	(B)	1,699,943

Total operating expenses	14,166,045	371,863	1,274,957		15,812,865

Loss from operations	(5,469,216)	(317,352)	(1,274,957)		(7,061,525)
Interest income (expense)	76,344	(377,799)			(301,455)

Net loss	(5,392,872)	(695,151)	(1,274,957)		(7,362,980)
Deemed dividend on Series E Preferred Stock	(1,848,473)	—			(1,848,473)

Net loss attributable to common stockholders	$(7,241,345)	$(695,151)	$(1,274,957)		$(9,211,453)

Basic and diluted net loss per share (C, D)	$ (0.68)				$ (0.83)

Shares used in computing basic and diluted net loss per share	10,664,025		401,860		11,065,884

Notes

A.	The results for TalkPoint reflect the nine months ended September 30, 1999, as the remainder of the year are included in CCBN.COM’s results.

B.
Completed technology, trademarks and goodwill were a result of the acquisition in 1999, which are amortized over a two-year and three-year period. Additional amortization expense of approximately $1,274,957 for 1999 would have been recorded if this acquisition had occurred at the beginning of such period. Total amounts that would have been recorded as completed technology, trademarks and goodwill was $4,199,514 at January 1, 1999.

C.
The pro forma combined per share amounts in the unaudited pro forma combined statement of operations is based upon the aggregate of (1) the historical weighted average number of shares of CCBN.COM Series A common stock outstanding during the year ended December 31, 1999 and (2) the shares of CCBN.COM Series A common stock issued in connection with the acquisition of TalkPoint.

D.
Had pro forma loss per share been computed assuming the conversion of CCBN.COM’s convertible preferred stock into Series A common stock as of the later of January 1, 1999 or their date of issuance, net loss would have been $0.61 per share.

INSIDE BACK COVER GRAPHICS:

            Three rectangular boxes representing screenshots taken of CCBN.COM web-based product will be positioned in cascading order from the upper left corner of the cover to the lower right corner of the cover. The bottom right corner of the first and second rectangular boxes will overlap slightly. Beneath the first rectangular box, the words “IR Online” will appear. Beneath the second rectangular box, the words “StreetEvents ” will appear. Beneath the third rectangular box, the name “AOL Personal Finance” will appear.

                      Shares

[CCBN.COM LOGO APPEARS HERE]

Series A Common Stock

PROSPECTUS

SG COWEN

DAIN RAUSCHER WESSELS

U.S. BANCORP PIPER JAFFRAY

WILLIAM BLAIR & COMPANY

                      , 2000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

           The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$ 15,180
NASD filing fee	6,250
Nasdaq National Market listing fee	*
Blue Sky fees and expenses	*
Transfer Agent and Registrar fees	*
Accounting fees and expenses	*
Legal fees and expenses	*
Director and Officer Liability Insurance	*
Printing and mailing expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

            Article EIGHTH of our amended and restated certificate of incorporation to be effective upon the closing of this offering provides that none of our directors shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

            Article NINTH of our amended and restated certificate of incorporation provides that our directors and officers (a) shall be indemnified by us against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in our right) brought against him by virtue of his position as our director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by us against all expenses (including attorneys ’ fees) and amounts paid in settlement incurred in connection with any action by or in our right brought against him by virtue of his position as our director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by us against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

            Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification, or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

            Article NINTH of our amended and restated certificate of incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers we must indemnify those persons to the fullest extent permitted by such law as so amended.

            Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

            Under section      of the underwriting agreement between us and the underwriters, the underwriters are obligated, under certain circumstances, to indemnify our directors and officers against certain liabilities, including liabilities under the Securities Act.

Item 15.  Recent Sales of Unregistered Securities

           Set forth in chronological order is information regarding securities issued by us since August 1997. Further included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act or rule of the Securities and Exchange Commission under which exemption from registration was claimed. For purposes of this Item 15, common units and shares of our common stock do not reflect the three-for-one split effected on                        , 2000.

           The securities issued in the following transactions were either (i) offered and sold in reliance upon exemptions from Securities Act registration set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, or (ii) in the case of certain options to purchase shares of Series A common stock and shares of Series A common stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in these sales of securities.

(a)  Issuances of Capital Stock

           In August 1997, we issued and sold 1,252,600 common units to common member founders and employees for an aggregate price of $1,253.

           In October 1997, we issued and sold 187,500 common units to preferred members in a private financing for an aggregate price of $1,500,000.

           In November 1997, we issued and sold 25,100 common units to common member employees for an aggregate price of $25.10.

           In March 1998, we issued and sold 114,681 common units to preferred members in a private financing for an aggregate price of $1,146,810.

           In May 1998, we issued and sold 47,450 common units to common member employees for an aggregate price of $47.45.

           In August 1998, we issued and sold 34,600 common units to common member employees for an aggregate price of $34.60.

           In October 1998, we issued and sold 73,050 common units to common member employees for an aggregate price of $73.05.

           In November 1998, we issued and sold 13,848 common units to preferred members in a private financing for an aggregate price of $208,274.

           In January 1999, we issued and sold 10,500 common units to common member employees for an aggregate price of $10.50.

           In March 1999, we issued 32,912 common units to a preferred member as satisfaction in full of certain demand promissory notes having an aggregate value of $850,000.

           In April 1999, we merged CCBN.COM, LLC, a Massachusetts limited liability company with and into CCBN.COM, Inc., a Delaware corporation. At the time of merger, in exchange for an aggregate of 1,781,741 common units of the LLC, we issued an aggregate of 4,298,400 shares of our common stock and 1,040,133 shares of our convertible preferred stock of the corporation in the following manner:

•	we issued a total of 3,757,800 shares of Series A common stock in exchange for a total of 1,252,600 common units held by common members;

•	we issued a total of 75,300 shares of Series B common stock in exchange for a total of 25,100 common units held by common members;

•	we issued a total of 142,350 shares of Series C common stock in exchange for a total of 47,450 common units held by common members;

•	we issued a total of 103,800 shares of Series D common stock in exchange for a total of 34,600 common units held by common members;

•	we issued a total of 219,150 shares of Series E common stock in exchange for a total of 73,050 common units held by common members;

•	we issued a total of 562,500 shares of Series A convertible preferred stock in exchange for a total of 187,500 common units held by preferred members;

•	we issued a total of 344,043 shares of Series B convertible preferred stock in exchange for a total of 114,681 common units held by preferred members;

•	we issued a total of 41,544 shares of Series C convertible preferred stock in exchange for a total of 13,848 common units held by preferred members; and

•	we issued a total of 92,096 shares of Series D convertible preferred stock in exchange for a total of 32,912 common units held by preferred members.

           On June 9, 1999, we issued and sold 617,924 shares of Series D convertible preferred stock in a private financing for an aggregate purchase price of $5,818,996.

           In December, 1999, we issued and sold 207,980 shares of Series E convertible preferred stock in a private financing for an aggregate purchase price of $3,348,478.

            (b)  Certain Grants and Exercises of Stock Options.     As of December 31, 1999, options to purchase 856,867 shares of Series A common stock were outstanding under our 1999 Incentive and Non-Statutory Stock Option Plan. 900 options to purchase shares of Series A common stock have been exercised under the 1999 plan.

Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of CCBN.COM, Inc., as currently in effect
3.2	By-laws of CCBN.COM, as currently in effect
4.1*	Specimen Certificate for shares of Series A common stock of CCBN.COM
5.1*	Opinion of Hale and Dorr LLP
10.1	1999 Incentive and Non-Statutory Stock Option Plan
10.2	1999 Incentive and Non-Statutory Stock Option Plan Form of Notice of Grant of Non- Statutory Stock Option
10.3	1999 Incentive and Non-Statutory Stock Option Plan Form of Notice of Grant of Incentive Stock Option
10.4	Stock Purchase Agreement, dated June 9, 1999, by and among CCBN.COM and certain stockholders
10.5*	Interactive Services Agreement between CCBN.COM and America Online, Inc., dated December 23, 1999
10.6*	Stock Purchase Agreement, dated December 23, 1999, by and among CCBN.COM, Thomson Information Services, Inc. and America Online, Inc.
10.7*	Amended and Restated Registration Rights Agreement, dated December 23, 1999, by and among CCBN.COM, Thomson Information Services, Inc. and AOL and certain other stockholders
10.8*	Stock Subscription Warrant issued to America Online, Inc., dated December 23, 1999
10.9	Assignment of Leasehold Estate by Invention Machine Corporation in favor of CCBN.COM, dated August 13, 1999
10.10	2000 Outside Director Stock Option Plan
Exhibit No.	Description
10.11	2000 Employee Stock Purchase Plan
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page of the registration statement)
27.1	Financial Data Schedule

*	To be filed by amendment.

(b)  Financial Statement Schedules

            Schedule II Valuation and Qualifying Accounts

           All other schedules have been omitted because they are not required or because the required information is provided in our Financial Statements or Notes thereto.

Item 17.  Undertakings

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons who control us pursuant to the provisions of our amended and restated certificate of incorporation and the laws of the State of Delaware, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by a director, officer or person who controls us in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

           We hereby undertake that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on this 3rd day of February, 2000.

CCBN.COM, INC .

By: /S / JEFFREY P. PARKER

Jeffrey P. Parker
Chairman and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

           We, the undersigned officers and directors of CCBN.COM, Inc., hereby severally constitute and appoint Jeffrey P. Parker and Robert I. Adler, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable CCBN.COM, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S / JEFFREY P. PARKER	Chairman of the Board of Directors and	February 3, 2000

Jeffrey P. Parker	Chief Executive Officer

/S / ROBERT I. ADLER	President and Director	February 3, 2000

Robert I. Adler

/S / PAUL M. PRESCOTT	Vice President, Finance and Administration	February 3, 2000

Paul M. Prescott	Chief Accounting Officer

/S / KEITH B. JARRETT	Director	February 3, 2000

Keith B. Jarrett

/S / ROBERT C. MC CORMACK	Director	February 3, 2000

Robert C. McCormack

/S / RICHARD E. HANLON	Director	February 3, 2000

Richard E. Hanlon

/S / ROBERT C. SHENK , JR .	Director	February 3, 2000

Robert C. Shenk, Jr.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of CCBN.COM, Inc., as currently in effect
3.2	By-laws of CCBN.COM, as currently in effect
4.1*	Specimen Certificate for shares of Series A Common Stock of CCBN.COM
5.1*	Opinion of Hale and Dorr LLP
10.1	1999 Incentive and Non-Statutory Stock Option Plan
10.2	1999 Incentive and Non-Statutory Stock Option Plan Form of Notice of Grant of Non- Statutory Stock Option
10.3	1999 Incentive and Non-Statutory Stock Option Plan Form of Notice of Grant of Incentive Stock Option
10.4	Stock Purchase Agreement, dated June 9, 1999, by and among CCBN.COM and certain stockholders
10.5*	Interactive Services Agreement between CCBN.COM and AOL, dated December 23, 1999
10.6*	Stock Purchase Agreement, dated December 23, 1999, by and among CCBN.COM, Thomson Information Services, Inc. and America Online, Inc.
10.7*	Amended and Restated Registration Rights Agreement, dated December 23, 1999, by and among CCBN.COM, Thomson Information Services, Inc. and AOL and certain other stockholders
10.8*	Stock Subscription Warrant issued to AOL, dated December 23, 1999
10.9	Assignment of Leasehold Estate by Invention Machine Corporation in favor of CCBN.COM, dated August 13, 1999
10.10	2000 Outside Director Stock Option Plan
10.11	2000 Employee Stock Purchase Plan
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page of the registration statement)
27.1	Financial Data Schedule

*	To be filed by amendment.